Exhibit 99.44

MEMBERSHIP INTEREST PURCHASE AGREEMENT

AMONG

[REDACTED]

GASTROENTEROLOGY ANESTHESIA ASSOCIATES, LLC,

[REDACTED]

[REDACTED]

And the other Parties Named Therein

December 1, 2014

	6.2	Guarantors’ Indemnity for Acts or Omissions	36
	6.3	Buyer’s Indemnity for Act or Omissions	36
	6.4	Procedure for Indemnity	36
	6.5	Limitation on Liability	38
	6.6	Nature of Payments	39
	6.7	Intentionally Omitted	39
	6.8	Adjustments for Insurance	39
	6.9	Indemnification Provisions Survive Closing	39
	6.10	CRH Guaranty	39
	6.11	Guarantors Guaranty	39

7.	TERMINATION		40

	7.1	Termination	40
	7.2	Rights on Termination	40

8.	CONFIDENTIALITY		40

	8.1	Confidential Information	40
	8.2	Maintenance of Confidentiality by the Seller and the Seller Owner	41
	8.3	Provisions Survive Closing	42

9.	MISCELLANEOUS		42

	9.1	Public Notice	42
	9.2	Expenses	42
	9.3	Time	42
	9.4	Notices	42
	9.5	Assignment	43
	9.6	Further Assurances	44
	9.7	Headings	44
	9.8	Integration	44
	9.9	No Third Party Beneficiaries	44
	9.10	Modification and Waiver	44
	9.11	Governing Law	44
	9.12	Attorneys’ Fees; Remedies	44
	9.13	Number; Gender	44
	9.14	Severability	45
	9.15	Exhibits and Schedules	45
	9.16	Recitals	45
	9.17	No Party Deemed Drafter	45
	9.18	Counterparts	45
	9.19	Rules of Construction	45
	9.20	Saturdays, Sundays and Legal Holidays	45
	9.21	CRH Guaranty	45
	9.22	Guarantors’ Guaranty	46

SCHEDULES

[ALL SCHEDULES AND EXHIBITS HAVE BEEN REDACTED]

Schedule 1.24	CRNAs
Schedule 1.52	PSA Contracts
Schedule 2.2.1	Designated Accounts and Payment Amounts
Schedule 2.8	Acquisition Consideration Allocation
Schedule 3.1.3	No Conflicts
Schedule 3.1.6	Properties
Schedule 3.1.6.3	Leased Real Property
Schedule 3.1.8.1	Liabilities or Obligations Not Reflected in Financial Statements
Schedule 3.1.8.2	Outstanding Indebtedness, Liens and Defaults
Schedule 3.1.9	Real Property
Schedule 3.1.10	Licensing Information
Schedule 3.1.11	Tax Matters
Schedule 3.1.12	Absence of Certain Changes
Schedule 3.1.13	Absence of Unusual Transactions
Schedule 3.1.15.1	Contracts
Schedule 3.1.15.4	Non-Arms-Length Transactions
Schedule 3.1.17	Other Employee Benefit Matters
Schedule 3.1.18	Absence of Guarantees
Schedule 3.1.20	Employees; Independent Contractors
Schedule 3.1.21	Insurance
Schedule 3.1.24	Dealing with Affiliates
Schedule 3.1.25	No Subsidiaries
Schedule 3.1.27	Changes in Third-Party Payers
Schedule 4.1.4	Consents, Authorizations and Registrations
Schedule 4.1.6	Outstanding Indebtedness Paid
Schedule 4.1.10	Tail Coverage Insurance
Schedule 5.1.1	Exceptions to Non-Competition Covenants
Schedule 5.3	Bank Accounts, Open Checks
Schedule 5.4	At-Will Employees

EXHIBITS

Exhibit A -	Buyer’s Closing Certificate
Exhibit B -	Financial Statements
INTENTIONALLY DELETED
Exhibit D -	Seller’s Closing Certificate
Exhibit E –	Form of Assignment of Membership Interest
Exhibit F-	Internal Revenue Service Form 8822-B
Exhibit G-	Interim Financial Statements
Exhibit H-	Accounts Receivable Worksheet

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (“Agreement”) is entered into and executed as of December      , 2014, by and among (i) [REDACTED], a Georgia professional corporation  (“Buyer”), (ii) [REDACTED], a Georgia professional corporation (the “Seller”), (iii) Gastroenterology Anesthesia Associates, LLC, a Georgia limited liability company (the “Company”), and (iv) [REDACTED], the sole shareholder of Seller (the “Seller Owner”). CRH Medical Corporation, a Canadian corporation (“CRH”) is entering into this Agreement for the purposes of guaranteeing the obligations of Buyer hereunder. [REDACTED], [REDACTED], a Florida limited liability company, and [REDACTED], a Florida limited liability company (and successor by conversion from [REDACTED], a Georgia limited liability company) (“Guarantors”) are entering into this Agreement for the purposes of guaranteeing the obligations of Seller hereunder.

RECITALS

A.            The Company is engaged in the business of owning and operating a medical practice specializing in anesthesiology (the “Specialty”) and providing medical services to patients at certain ambulatory surgical centers (the “Facilities”) pursuant to certain Agreements for Professional Anesthesia Services between the Company and such Facilities.

B.            Buyer, through its owner, employees and contractors in the State of Georgia, is licensed to provide medical services to patients in the Specialty in the State of Georgia.

C.            The Seller owns one hundred percent (100%) of the issued and outstanding membership interests of the Company.

D.            The Seller Owner owns one hundred percent (100%) of the issued and outstanding capital stock of the Seller (the “Seller Stock”).

E.            The Seller desires to sell, and Buyer desires to acquire, one hundred percent (100%) of the issued and outstanding membership interests of the Company, all in accordance with the terms of this Agreement (the “Acquisition”).

F.             Pursuant to an Agreement for the Purchase and Sale of Assets, dated as of the date hereof and effective immediately following the Closing (the “Other Acquisition Agreement”), the Company is acquiring certain assets of [REDACTED], a Florida limited liability company (the “Other Acquisition”), as a result of which Guarantors will derive substantial benefit.

G.            A significant inducement to Buyer entering into this Agreement and the Company entering into the Other Acquisition Agreement, and consummating the transactions contemplated hereby and thereby, are the Seller’s and the Seller Owner’s agreement to be bound by the covenants not to compete and other restrictive covenants set forth herein and in the Other Acquisition Agreement.

H.            CRH, as parent of CRH Medical Corporation, a Delaware corporation, and the Guarantors will, respectively, derive substantial benefits as a result of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual benefits to be derived hereby and the representations, warranties and covenants contained herein and other consideration, the receipt and sufficiency of which is hereby mutually acknowledged by the Parties, the Parties hereto agree as follows:

1.                                      DEFINITIONS

In addition to terms defined in the body of this Agreement, each of the following capitalized terms has the meaning hereinafter provided, for purposes of this Agreement, the words and terms listed below shall have the following respective meanings:

a)            “Acquisition” has the meaning set forth in the Recitals.

b)            “Acquisition Consideration” means that amount of purchase price to be paid to Seller in exchange for the Purchased Interests as set forth in Section 2.2 below.

c)             “Acquisition Consideration Allocation” has the meaning set forth in Section 2.8.

d)            “Advanced Expenses” has the meaning set forth in Section 5.9.1.

e)             “Agreement” means this Membership Interests Purchase Agreement together with all exhibits and schedules referenced herein or attached hereto, as the same shall be amended from time to time in accordance with the terms hereof.

f)             “Accounts Receivable” means all accounts receivable of Company related to the Business immediately prior to the Closing (other than Post-Closing Accounts Receivable).

g)             “Authority” means any United States or foreign, national, federal, state, municipal or local or other government, governmental, regulatory or administrative authority, agency or commission, or any court, tribunal, or judicial or arbitral body.

h)            “Billing and Management Services Agreement” means the mutually agreed upon billing and management services agreement between the Company and CRH Management.

i)              “Business” means the medical practice presently being conducted by the Company.

j)             “Business Day” means any day excluding Saturdays, Sundays and any day that is a legal holiday under the laws of the United States or is a day on which banking institutions located in Atlanta, Georgia are authorized or required by law or other governmental action to close.

k)            “Buyer” has the meaning set forth in the Preamble.

l)              “Buyer Closing Certificate” means the certificate of the Officers of Buyer in the form of Exhibit A attached hereto.

m)           “Buyer Indemnified Parties” has the meaning set forth in Section 6.1.

n)            “CRH Management” means CRH Anesthesia Management, LLC, a Delaware limited liability company.

o)            “Charter Documents” means, with respect to any Party, the respective Articles of Incorporation, Articles of Organization, Bylaws, Operating Agreement or other applicable governance documents, as amended to date, of such Party.

p)            “Claims” has the meaning set forth in Section 6.2.

q)            “Closing” means the consummation of the Acquisition by, among other things, the delivery of the purchase and transfer documents and the payment of the Acquisition Consideration all in accordance with this Agreement.

r)             “Closing Date” means (i) December 1, 2014 (subject to the satisfaction of all conditions to Closing set forth in Section 4); or (ii) such other date as the Parties may mutually agree.  Unless the Parties otherwise agree in writing, the Closing shall be deemed effective as of the Effective Time.

s)             “Code” means the U.S. Internal Revenue Code of 1986, as amended, collectively with any successor law, rules or regulations issued by the United States Treasury pursuant to the Code or any successor law.

t)             “Collateral Agreements” means any and all of the exhibits to this Agreement and any and all other agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.

u)            “Company” has the meaning set forth in the Preamble.

v)            “Company Notes Payable” means that certain (a) Promissory Note by the Company in the original principal amount of up to $[REDACTED] in favor of Enterprise Equity Group, LLC; (b) Promissory Note dated October 31, 2012, by the Company in the original principal amount of $[REDACTED] in favor of [REDACTED]; and (c) that certain Promissory Note dated October 31, 2012, by the Company in the original principal amount of $[REDACTED]in favor of [REDACTED].

w)            “Contracts” means all written or oral contracts, agreements, evidences of indebtedness, guarantees, leases and executory commitments to which the Company is a party or by which any of the Company’s assets are bound, or otherwise related to the Business, including, without limitation, the PSA Contracts and the Management Contract.

x)            “CRNA” means any certified registered nurse anesthetist listed on Schedule 1.24.

y)            “Disclosure Schedules” has the meaning set forth in Section 3.1.

z)             “Effective Time” means 12:01 a.m. Eastern Time on the Closing Date.

aa)          “Employee Plan” has the meaning set forth in Section 3.1.16.1.

bb)          “Employees” has the meaning set forth in Section 3.1.20.

cc)           “ERISA” has the meaning set forth in Section 3.1.16.1.

dd)          “Financial Statements” means the unaudited financial statements of the Seller for the year ended December 31, 2013, consisting of a balance sheet and income statement, copies of which are attached hereto as Exhibit B.

ee)           “Fundamental Representations” has the meaning set forth in Section 6.5.2.

ff)           “[REDACTED]” has the meaning set forth in the Recitals.

gg)           “GAAP” means generally accepted accounting principles in the United States of America, which includes the cash basis of accounting and other comprehensive bases of accounting.

hh)          “Government Programs” means Medicare and Medicaid programs, TRICARE and any other federal and state health care reimbursement program.

ii)             “Governmental Regulations” means any and all rules, regulations, orders, ordinances, and valid and enforceable policies or interpretations of a governmental body relating or applicable to the Company or its physicians, CRNAs and other professionals, or to which each or all of them is subject, including, without limitation, applicable Medicare and Medicaid manuals, coding and documentation requirements under Government Programs, and Laws.

jj)            “Guarantors” means collectively, [REDACTED], [REDACTED] and [REDACTED].

kk)          “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended and regulations adopted by the U.S. Department of Health and Human Services pursuant thereto.

ll)             “HITECH” means the Health Information Technology for Economic and Clinical Health Act of 2009 and regulations adopted pursuant thereto.

mm)       “IPS” means Innovative Practice Strategies, LLC, a Florida limited liability company.

nn)          “IPS Billing and Management Agreement” means the mutually agreed upon Billing and Management Services Agreement, to be effective as of the Closing Date, between CRH Management and IPS.

oo)          “Indebtedness” means all obligations, contingent or otherwise, whether current or long-term (including, without limitation, the Company Notes Payable), and also includes capitalized lease obligations, guarantees, endorsements (other than for collection in the ordinary course of business) or other arrangements whereby responsibility is assumed for the obligations of others, including any agreement to purchase or otherwise acquire the obligations of others or any agreement, contingent or otherwise, to furnish funds for the purchase of goods, supplies or services for the purpose of payment of the obligations of others, other than accounts or trade payables in the ordinary course of business.

pp)          “Independent Contractors” has the meaning set forth in Section 3.1.20.

qq)      “Knowledge of the Company” means the actual knowledge of the Seller Owner, [REDACTED], [REDACTED] or [REDACTED], with respect to the matter in question, and such knowledge as any of the them reasonably should have obtained upon diligent investigation and inquiry into the matter in question.

rr)            “Law” means all federal, state, local, municipal, foreign, international or other laws, statutes, constitutions, rules, regulations, ordinances, decrees, treaties, principle of common law, court decisions, and other pronouncements having the effect of law of any governmental body or agency.

ss)           “Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien, option, lease (including any capitalized lease) or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, affecting the Purchased Interests, including any agreement to give or grant any of the foregoing, and the filing of or agreement to give any financing statement with respect to the Purchased Interests or any assets of the Company under the Uniform Commercial Code of the State of Florida or the State of Georgia or the comparable Law of any jurisdiction.

tt)            “Membership Interests” means the membership interests in the Company.

uu)          “Other Acquisition” has the meaning set forth in the Recitals.

vv)          “Other Acquisition Agreement” has the meaning set forth in the Recitals.

ww)         “Parties” means the Company, the Seller, the Seller Owner and Buyer, collectively, and “Party” means any one of them.

xx)          “Person” means any individual, corporation, association, limited liability company, partnership (general or limited), trustee or trust, unincorporated association, or other entity.

yy)          “Plavin Release” means the Settlement Agreement and Release dated as of October 13, 2014, entered into by Stanford Plavin, M.D., Technical Anesthesia Strategies & Solutions, LLC, the Company and the other GAA Parties party thereto.

zz)           “Post-Closing Accounts Receivable” has the meaning set forth in Section 5.9.

aaa)        “Pre-Closing Accounts Receivable” has the meaning set forth in Section 5.9.

bbb)        “PSA Contracts” means the various Agreements for Professional Anesthesia Services between the Company and each Facility (as defined therein) regarding the provision of Specialty services, all of which agreements are listed on Schedule 1.52 (as each may be amended from time to time hereafter) plus any similar Agreements for Professional Anesthesia Services entered into by the Company and a Facility after the Closing.

ccc)         “Purchased Interests” means the Membership Interests of the Company to be acquired by Buyer from the Seller in connection with the Acquisition (representing one hundred percent (100%) of all outstanding Membership Interests of the Company).

ddd)        “Restricted Period” has the meaning set forth in Section 5.1.1.

eee)         “Seller” has the meaning set forth in the Preamble.

fff)          “Seller Owner” has the meaning set forth in the Preamble

ggg)         “Seller’s Closing Certificate” means the certificate of Seller in the form of Exhibit D attached hereto.

hhh)        “Specialty” has the meaning set forth in the Recitals.

iii)            “Tax(es)” means any and all taxes, fees, levies, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, fines, and additions to tax with respect thereto) imposed by any government or taxing Authority, including, without limitation (i) taxes or other charges on or with respect to income, franchises, concessions, windfall or other profits, gross receipts, escheat or unclaimed property, property, sales, use, capital, gains, capital stock or shares, membership interests or units, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; and (iii) any liability for payment of amounts described in clauses (i) and (ii) whether as a result of transferee liability or otherwise through operation of law, or as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

jjj)           “Tax Return” means all returns, declarations, reports, statements, information statements, forms or other documents filed or required to be filed with respect to any Tax, including all amendments thereto.

kkk)        “Work Product” has the meaning set forth in Section 3.1.26.

[ALL NAMES OF INDIVIDUALS HAVE BEEN REDACTED]

2.                                      ACQUISITION TRANSACTIONS

2.1          Purchase and Sale of Company’s Membership Interests.  The Seller hereby sells, assigns, conveys and transfers to Buyer, and Buyer hereby purchases and acquires from the Seller, at the Closing and on the terms and subject to the conditions set forth in this Agreement, all of the Membership Interests of the Company (hereinafter collectively referred to as the “Purchased Interests”) which represent one hundred percent (100%) of the issued and outstanding Membership Interests of the Company.  The Seller and Buyer agree that for federal income Tax purposes acquisition of the Purchased Interests will be treated as the acquisition of the assets of the Company.

2.2          Acquisition Consideration.

2.2.1                       The aggregate Acquisition Consideration for the Purchased Interests shall be (U.S.) $[REDACTED], which amount, shall be paid to the Seller at the Closing in immediately available federal funds, to the account hereby designated by the Seller (including the wiring instructions therefor) as set forth on Schedule 2.2.1.

2.3          Closing.  The Closing shall take place on the Closing Date and shall be held at the offices of Greenberg Traurig, LLP in Atlanta, Georgia or remotely by the exchange of signed documents by PDF or other electronic means. At the Closing, all transactions contemplated by this Agreement shall take place contemporaneously and no such transaction shall be deemed completed or consummated until all such transactions are completed or consummated.

2.4          Deliveries by the Company, the Seller and the Seller Owner.  At and upon the Closing, the Company, the Seller and the Seller Owner shall deliver or shall cause to be delivered to Buyer the following:

2.4.1                       An Assignment of Membership Interests duly executed by the Seller transferring the Purchased Interests to Buyer.  Such Assignment of Membership Interests shall be in the form of Exhibit E, attached hereto;

2.4.2                       The Seller’s Closing Certificate duly executed by the Seller;

2.4.3                       The other agreements, documents and instruments to be delivered to Buyer in accordance with Section 4.1 hereof;

2.4.4                       The books and records of the Company;

2.4.5                       Evidence, satisfactory to Buyer, that upon payment at the Closing of all Indebtedness of the Seller, (including, without limitation, the Company Notes Payable), all Liens filed against Seller or the Seller’s properties will be terminated;

2.4.6                       Evidence, satisfactory to Buyer, that the Other Acquisition is closing contemporaneously with but effective immediately following the Closing; and

2.4.7                       Executed Internal Revenue Service Form 8822-B, in the form of Exhibit F, attached hereto.

2.5          Delivery by Buyer.  At and upon the Closing, Buyer shall deliver or cause to be delivered (i) immediately available funds in the aggregate amount of the Acquisition Consideration as described in Section 2.2 above, and (ii) the agreements, documents and instruments to be delivered by Buyer in accordance with Section 4.2 hereof, including, without limitation, the Buyer’s Closing Certificate, the Billing and Management Services Agreement and the IPS Billing and Management Agreement.

2.6          Delivery of Other Documents.  Such documents as evidence the satisfaction of any condition precedent shall have been delivered prior to or at the Closing.  Each Party shall, at the Closing, deliver to the other Parties an acknowledgment of receipt of such documents upon request by any Party.

2.7          Tax Withholding.  Notwithstanding anything herein to the contrary, Buyer or, if applicable, the Company, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts required to be deducted and withheld from such Person with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign law relating to Taxes.  To the extent that amounts are so withheld by Buyer or, if applicable, the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Buyer or, if applicable, the Company.  Any sales or use Tax or stamp Tax related to the sale of the Purchased Interests shall be payable by the Seller.

2.8          Acquisition Consideration Allocation. Each party hereto agrees (i) that the Acquisition Consideration will be allocated for all federal and state tax purposes (including but not limited to, income, excise, sales, use, personal property and transfer taxes, and otherwise) among the Purchased Assets in accordance with Schedule 2.8 which is in accordance with Section 1060 of the Internal Revenue Code, (ii) to file separately a Federal Form 8594 with its Federal Income Tax Return consistent with such allocation for the tax year in which the Closing Date occurs, and (iii) that no party will take a position on any tax returns or filings with any governmental or regulatory authority charged with the collection of taxes or having jurisdiction over the transaction contemplated hereunder or in any judicial proceeding, that is in any manner inconsistent with the terms of the allocation set forth on Schedule 2.8.

3.                                      REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties of the Seller, the Company and the Seller Owner.  The Seller, the Company and the Seller Owner hereby, jointly and severally, represent and warrant to Buyer that each of the following representations and warranties, as supplemented by the disclosure schedules attached hereto (the “Disclosure Schedules”), are true as of the date of this Agreement, and unless otherwise expressly set forth herein, as of the Closing.

3.1.1                       Organization and Valid Existence.

3.1.1.1                    The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia.  The Company has all necessary power, authority and capacity to enter into this Agreement and the Collateral Agreements and carry out its obligations hereunder and thereunder, to own, manage and lease its property and assets (including, without limitation, the property and assets shown in the Financial Statements), and to carry on the Business as presently conducted by it.  True, correct and complete copies of the Company’s Charter Documents have been delivered to Buyer, as well as true, correct and complete copies of the Seller’s minute books and membership interest transfer records or books, if any.  Neither the character of the Company’s assets nor the nature of the Company’s business as presently conducted requires the Company to be qualified to transact business as a foreign entity in any other state or jurisdiction.

3.1.1.2                    The Seller is a professional corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and with all necessary power, authority and capacity to enter into this Agreement and to carry out its obligations thereunder.

3.1.2                       Authority, Approval and Enforceability.  This Agreement has been duly executed and delivered by the Seller, the Company and the Seller Owner and each such Party has all requisite power and legal capacity to execute, deliver and perform this Agreement and all Collateral Agreements (to which it is a party) executed and delivered or to be executed and delivered in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform his, her, or its obligations hereunder and under the Collateral Agreements.  The execution, delivery and performance by the Company and the Seller of this Agreement and the Collateral Agreements have been duly and validly approved and authorized by proper limited liability company or corporate action (including all necessary member or shareholder approval).  This Agreement and each Collateral Agreement to which the Seller, the Company or the Seller Owner is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of such Party, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or affecting the rights of creditors generally.

3.1.3                       No Conflict.  The execution, delivery and performance of this Agreement and the Collateral Agreements by the Seller, the Company and the Seller Owner do not, and the consummation by the Seller, the Company and the Seller Owner of the transactions contemplated hereby will not: (i) conflict with or violate the Charter Documents of the Seller or the Company; (ii) conflict with or violate any Laws applicable to the Seller or the Company or by which any of their respective properties is bound or affected, or give any Authority or other Person the right to challenge the Acquisition or any of the transactions contemplated hereunder; (iii) except as set forth on Schedule 3.1.3, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the properties or assets of the Company, the Seller or the Business pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller or the Company is a party, or by which the Seller or the Company or any of their respective properties are bound or affected; or (iv) except as set forth on Schedule 3.1.3, require any consent, approval, authorization or permit of, or filing with or notification to, any Authority or other third party.  No Person (other than Buyer) has any agreement, option or any rights capable of becoming an agreement or option for the acquisition of the Purchased Interests or any Membership Interests.

3.1.4                       Capitalization and Ownership of the Company.  The Seller owns one hundred percent (100%) of the issued and outstanding Membership Interests of the Company, free and clear of any and all Liens.  All such Membership Interests are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or other rights of any Person to acquire securities of the Company.  There are no outstanding subscriptions, options, convertible securities, rights (preemptive or other), warrants, calls or agreements relating to any membership interests or other equity interests of the Company.

3.1.5                       Ownership of the Seller.  The Seller Owner owns one hundred percent (100%) of the issued and outstanding capital stock of the Seller free and clear of any and all Liens.  All such membership interests of the Seller are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or other rights of any Person to acquire securities of the Seller.

3.1.6                       Properties.  The Company has good and marketable title to, or valid leasehold interests in or other valid right to use, all its assets (real and personal) reflected in the Financial Statements or acquired thereafter.  All such assets are free and clear of all Liens, except as set forth in Schedule 3.1.6.

3.1.6.1                    Such assets constitute all of the material assets necessary for the continued operation by Buyer of the Business as currently conducted.

3.1.6.2                    The Company has complied with the terms of any leases to which it is a party and any such lease is in full force and effect.

3.1.6.3                    Schedule 3.1.6.3 sets forth a true and complete list of all real property and interests in real property leased by the Company and the lease agreements with respect thereto and a true and complete list of all personal property, equipment and fixtures (other than items having a book value of less than $500 individually) owned by the Company, all of which personal property, equipment and fixtures are in good condition and repair, normal wear and tear excepted.

3.1.7                       Financial Statements.  The Financial Statements present a true, accurate and complete statement of the financial condition and assets and liabilities of the Company, and the results of operations as of the dates shown thereon and have been prepared in accordance with the cash basis of accounting. The balance sheets included in the Financial Statements have been prepared on a consistent basis and fairly present the financial condition of the Company, as of the dates reflected therein and the statements of revenues and expenses and income statements, have been prepared on a consistent basis and fairly present the results of operations for the periods reflected therein and fairly present the financial condition of the Company, as of the date and for the period specified therein.

3.1.7.1                    Attached as Exhibit G are true and complete copies of the unaudited balance sheets of the Company as of September 30, 2014, and the related income statement for the month then ended (the “Interim Financial Statements”).  The Interim Financial Statements are in accordance with the books and records of the Company, have been prepared on a basis consistent with the Financial Statements and present fairly in all material respects the financial condition of the Company as at the date indicated and the results of its operations and changes in financial position for the period then ended.

3.1.7.2                    The financial books and records of the Company, with respect to the Business are accurate and complete in all material respects and are maintained on a basis consistent with preceding years and fairly represent in all material respects the financial condition of the Company.

3.1.8                       Absence of Undisclosed Liabilities; Indebtedness.

3.1.8.1                    Except as set forth in Schedule 3.1.8.1, the Company does not have any debts, liabilities or obligations (absolute, accrued, contingent or otherwise) including, without limitation, any liability or obligation on account of Taxes or any governmental charges or penalties, interest or fines which are not fully reflected or reserved against in the Financial Statements, and the reserves reflected in the Financial Statements are adequate, appropriate and reasonable.  All amounts payable by the Company under the Plavin Release have been paid in full.

3.1.8.2                    Schedule 3.1.8.2 sets forth (i) the amount of all outstanding Indebtedness of the Company, (ii) any Lien with respect to such Indebtedness, and (iii) a list of each instrument or agreement governing such Indebtedness (true and correct copies of which have been provided to Buyer).  No default exists with respect to or under any such Indebtedness or any instrument or agreement relating thereto.

3.1.8.3                    None of the Seller nor the Seller Owner (nor any affiliate thereof) has any claim (direct or indirect) against the Company for which the Buyer (or the Company, after the Closing) could have any liability or which might adversely affect Buyer’s title to the Purchased Interests, whether arising under any contract or agreement (regardless of whether written or oral), Law, tort or otherwise.

3.1.9                       Real Property.  Except as set forth on Schedule 3.1.9, the Company does not own or lease any real property, and neither the Seller nor the Seller Owner owns, directly or indirectly, any real property or interest therein that is used in connection with the operation of the Business.

3.1.10                     Licensing Information.  Schedule 3.1.10 contains a complete and accurate list of all licenses, permits, registrations and approvals (collectively, “Licenses”) held by the Company and its employed or engaged physicians and CRNAs (including all provider numbers for the group and the individual providers).  The Company has furnished for review or delivered complete and accurate copies of all such Licenses to Buyer.  The Company and its employed or engaged physicians and CRNAs, and other clinical personnel, have all Licenses necessary for the Company to own, operate, use and/or maintain its assets and to conduct the Business and operations as presently conducted and as expected to be conducted in the future.  All such Licenses are in full force and effect, no proceeding is pending or, to the Knowledge of the Company, threatened to modify, suspend or revoke, withdraw, terminate, or otherwise limit any such Licenses, and no administrative or governmental actions have been taken or, to the Knowledge of the Company, threatened in connection with the expiration or renewal of such Licenses which could adversely affect the ability of the Company to own, operate, use or maintain any of its assets or to conduct the Business as presently conducted and as expected to be conducted in the future.  With respect to such Licenses, (i) no violations have occurred that remain uncured, unwaived, or otherwise unresolved, or are occurring in respect of any such Licenses, and (ii) no circumstances exist that would prevent or delay the obtaining of any requisite consent, approval, waiver or other authorization of the transactions contemplated hereby with respect to such Licenses that by their terms or under applicable Law may be obtained only after Closing.

3.1.11                     Tax Matters. The Company and the Seller has each duly and timely filed with the appropriate taxing Authorities all Tax Returns required to be filed by it, and such Tax Returns are complete and accurate in all material respects.  All Taxes due and payable by the Company and the Seller have been paid (whether or not shown on any Tax Return and whether or not any Tax Return was required), when due, to the applicable Authorities.

3.1.11.1                 The 2012 and 2013 federal, state and local Tax Returns of the Seller and the Company provided to Buyer are true and accurate copies of those filed with the applicable Authorities, including all amendments thereto, and none of such Tax Returns have been amended.  Except as set forth on Schedule 3.1.11, the Seller and the Company are not the beneficiary of any extension of time within which to file any Tax Return or pay any Tax.

3.1.11.2                 Neither the Seller nor the Company with respect to the Business has received from any federal, state, or local taxing Authority any assessment, reassessment or notice of underpayment of any Taxes (including withholding and employment Taxes) and no such notice is expected, and no consents extending or waiving the limitation of time for reassessment of any Taxes or any statute of limitations related thereto have been filed for any fiscal year.  No Tax Return of the Seller or the Company has been audited or is currently being audited and there are no pending or, to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Seller or the Company.

3.1.11.3                 The provision made for current and deferred Taxes included in the Financial Statements, if any, is sufficient for the payment of all accrued and unpaid Taxes (whether or not disputed), for the period ended the date thereof and for all periods prior thereto.  Since December 31, 2013, the Company has not incurred any liability for Taxes outside the ordinary course of business consistent with past custom and practice.

3.1.11.4                 The Seller and the Company have not (i) agreed, and is not required, to make any adjustment under Section 481(a) of the Code (or under any comparable state or local Tax provision) by reason of a change in accounting method or otherwise for any taxable period (or portion thereof) ending after the Closing Date; or (ii) made an election, and is not required, to treat any of its assets as owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982; or (iii) made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable state or local Tax provision.

3.1.11.5                 The Company does not have any liability for Taxes of any Person as transferee or successor, by contract or otherwise, and is not a party to or bound by any tax indemnity, tax sharing, tax allocation agreement or similar arrangements.

3.1.11.6                 The Company has not been a member of an affiliated group filing a consolidated federal income Tax Return.

3.1.11.7                 The Company has withheld and paid to a taxing Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

3.1.11.8                 No taxing Authority is asserting or, to the Knowledge of the Company, threatening to assert a claim against the Company under or as a result of Section 482 of the Code or any similar provision of any foreign, state or local Tax law.

3.1.11.9                 Neither the Seller nor the Company has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Sections 1.301.6011-4(b).

3.1.11.10               The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion of any taxable period) after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law); (ii) installment sale or open transaction disposition occurring on or prior to the Closing Date; (iii) the cash method of accounting or (iv) prepaid amount received on or prior to the Closing.

3.1.11.11               Buyer will not be required to deduct and withhold any amount pursuant to Section 1445(a) of the Code upon the transfer of any cash or property pursuant to this Agreement.  The Company does not have, and has not had, a permanent establishment in any foreign country and does not engage, and has not engaged, in a trade or business in any foreign country.

3.1.11.12               The Company is, and has been since its formation, disregarded as an entity separate from its owner as defined in Treasury Regulation Section 301.7701-3(b) for federal and state income Tax purposes and has not made any election to be treated as an association taxable as a corporation.

3.1.12                     Absence of Changes.  Other than as disclosed on Schedule 3.1.12 since December 31, 2013, the Company has conducted the Business only in the ordinary course, consistent with past practice, and there has not been:

3.1.12.1                 any change in circumstances that had or might have an adverse effect on the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations, business or prospects of the Company;

3.1.12.2                 change in the Company’s method of accounting;

3.1.12.3                 any damage, destruction, or loss, or other event, development or condition of any character (whether or not covered by insurance) that had or might have an adverse effect on the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations, business or prospects of the Company; or

3.1.12.4                 since June 1, 2014, any reduction, or receipt of notice by Company of any proposed reduction, in the reimbursement rates payable to the Company, for services provided under the PSA Contracts, from any third-party, non-governmental, payor or insurer (in-network and out-of-network).

3.1.13                     Absence of Unusual Transactions.  Since December 31, 2013, except as contemplated by this Agreement or as set forth on Schedule 3.1.13, the Company has not:

3.1.13.1                 transferred, assigned, sold or otherwise disposed of any assets or canceled any debts or claims, except in each case in the ordinary and usual course of business consistent with past practices;

3.1.13.2                 incurred or assumed any obligation or liability (fixed or contingent), except unsecured current obligations and liabilities incurred in the ordinary and normal course of business consistent with past practices;

3.1.13.3                 incurred any Indebtedness;

3.1.13.4                 issued, sold, or transferred any of its membership interests, or issued, granted or delivered any right, option or other commitment for the issuance of any such capital stock or membership interests;

3.1.13.5                 discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent) other than in the ordinary and normal course of business consistent with past practices;

3.1.13.6                 acquired any Person or the business or, except in the ordinary course of business consistent with past practices, the assets of any Person;

3.1.13.7                 suffered any operating loss or any extraordinary loss, or waived any rights of substantial value, or entered into any commitment or transaction not in the ordinary and usual course of business and consistent with past practices;

3.1.13.8                 substantively amended or changed or taken any action to substantively amend or change its Charter Documents;

3.1.13.9                 made any general wage or salary increases or paid any bonus, in respect of personnel which it employs, other than increases in the ordinary and normal course of business and consistent with past practices;

3.1.13.10               subjected to any Lien, granted a security interest in, or otherwise encumbered the assets of the Company, or any of its other assets or property, whether tangible or intangible;

3.1.13.11               made any single capital expenditure in excess of $10,000;

3.1.13.12               made any change in any existing election, or made any new election, with respect to any tax law in any jurisdiction which election could have an effect on the tax treatment of the Company or the Business;

3.1.13.13               entered into, amended or terminated any material Contract;

3.1.13.14               settled any claim or litigation, or filed any motions, orders, briefs or settlement agreements in any proceeding before any governmental Authority or any arbitrator, other than in connection with the Plavin Release;

3.1.13.15               maintained its books of account on a basis inconsistent with prior periods or made any change in any of its accounting methods or practices;

3.1.13.16               engaged in any one or more activities or transactions outside the ordinary course of business; or

3.1.13.17               authorized or agreed or otherwise become committed to do any of the foregoing.

3.1.14                     Powers of Attorney.  No Person holds any power of attorney from the Company or the Seller which would permit such Person to take any action which would adversely affect Buyer’s title to the Purchased Interests or the Company’s title to its assets following the Closing.

3.1.15                     Contracts and Commitments.

3.1.15.1                 Set forth in Schedule 3.1.15.1 is a true and complete list of each Contract with respect to the Company or the Business including, without limitation, (i) the Management Contract, each PSA Contract and each managed care payor contract, (ii) each Contract which involves a financial relationship with the Seller, the Seller Owner or any affiliate thereof (including IPS), (iii) each Contract which restricts in any manner the Company’s or any affiliate’s right to compete with any Person, and (iv) each Contract which, if breached, terminated or allowed to expire could have a material adverse effect on the Company or the Business.

3.1.15.2                 Each of the Contracts is (i) a legal, valid and binding obligation of the Company and, to the Knowledge of the Company, the other parties thereto, (ii) in full force and effect and is enforceable in accordance with its terms, and (iii) in compliance with 42 U.S.C § 1320a-7b and the regulations promulgated thereunder (i.e., the Federal Anti-Kickback Statute), 42 U.S.C. § 1395nn and the regulations promulgated thereunder (i.e., the Stark Law) and any equivalent state or local laws.  The Company has not been notified or advised by any party thereto of such party’s intention or desire to terminate or modify any such Contract in any respect.  Nor has the Company received any notice of default in regard to any of the Contracts and there exists no default or event that with notice or a lapse of time, or both, would constitute a default under any of the Contracts by Seller of, to the Knowledge of the Seller, the other parties thereto.

3.1.15.3                 Neither the Company nor, to the Knowledge of the Company, any other party, is in breach of any of the material terms or covenants of any of the Contracts.  True, correct and complete copies of the Contracts, and any amendments or supplements thereto, have been delivered to Buyer.

3.1.15.4                 Except as set forth on Schedule 3.1.15.4, the Company is not a party to or bound by any Contract, the terms of which were arrived at by or otherwise reflect less-than-arm’s-length negotiations or bargaining or which contain payment obligations which compensate Persons for the volume or value of referrals for goods or services for which payment may be sought under federal or state health care programs.

3.1.16                     Employee Plans.

3.1.16.1                 The Company does not maintain or contribute to (and has not maintained or contributed to), and none of its employees or other personnel participates in or is a beneficiary of any plan, program or other arrangement providing for pension, profit sharing, employee pre-tax or after-tax contributions, retirement, health, disability, life insurance, cafeteria plan, medical expense reimbursement, dependent care reimbursement, adoption assistance, welfare benefit, incentive award, compensation, severance, termination pay, deferred compensation, performance awards, equity or equity-related awards, fringe benefits, transportation benefits, expense allowances or other employee benefits or remuneration of any kind (an “Employee Plan”), whether written or unwritten, funded or unfunded, including without limitation any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.1.16.2                 Neither the Company nor any person under common control with the Company within the meaning of Section 414(b), (c) or (m) of the Code and the regulations thereunder (each an “ERISA Affiliate”) contributes to nor has contributed to or been required to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA) or any other plan subject to Title IV of ERISA or any other Employee Plan.  Neither the Company nor any ERISA Affiliate has, or could have, any liability (including, without limitation, withdrawal liability) under any multiemployer plan or any plan subject to Title IV of ERISA.

3.1.16.3                 The Company does not maintain, and has not maintained, a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code)(a “Section 409A Plan”).

3.1.17                     Other Employee Benefits Matters.   Except as set forth on Schedule 3.1.17 hereto, the Company is not a party to any employment agreements or contracts or other agreements or arrangements providing for employee remuneration or benefit.  There is no agreement, policy or practice requiring the Company to make a payment or provide any other form of compensation or benefit to any person performing services for the Company upon termination of such services which would not be payable or provided in the absence of the consummation of this Agreement and no payment to any person will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code due in whole or in part to the transactions contemplated by this Agreement.

3.1.18                     Absence of Guarantees.  Except as set forth on Schedule 3.1.18 hereto, the Company has not given or agreed to give, or is not a party to or bound by, any guaranty of Indebtedness or other obligations of third parties, nor is the Company otherwise responsible for, or contingently responsible for, any such Indebtedness or other obligation.

3.1.19                     Litigation and Investigations.  There is no suit, action, litigation, arbitration proceeding, governmental, administrative hearing, or other proceedings (including disciplinary proceedings) including appeals and applications for review, pending or, to the Knowledge of the Company, threatened against or relating to the Company (or its employed or engaged physicians and CRNAs) or the Business or affecting the Company’s properties or Business or the assets of the Company.  There is not presently outstanding against the Company (or any of its employed or engaged physicians and CRNAs) any adverse judgment, decrees, injunction, rule or order of any court, governmental department, commission, agency, instrumentality, arbitrator or other Authority.  There is not currently, and there has not been, any pending or, to the Knowledge of the Company, threatened investigation with respect to the Company or any of its affiliates (or any of its employed or engaged physicians or CRNAs).

3.1.20                     Employees; Independent Contractors.  Set forth on Schedule 3.1.20 are the names and titles of all personnel employed by the Company (“Employees”), including rates of remuneration, positions held and date of commencement of employment.  Except as set forth on Schedule 3.1.20, the Company does not have any liability in respect of former employees (or their dependents).  Also set forth on Schedule 3.1.20 hereto is a complete list of all independent contractors, subcontractors, and agents (“Independent Contractors”) which are presently engaged by the Company and an indication of which, if any, of such Independent Contractors cannot be terminated by the Company on thirty (30) days’ notice or less, without penalty.  To the Knowledge of the Company, no Employee or Independent Contractor has been in violation of any term of any employment contract, independent contractor agreement, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such Person to be employed or retained by the Company because of the nature of the business conducted or presently proposed to be conducted by the Company.  To the Knowledge of the Company, no other Employee or Independent Contractor is or has ever been in violation of any term of any employment contract, independent contractor agreement, non-disclosure agreement, non-competition agreement or restrictive covenant relating to the Business, except for such violations which have been cured prior to the date hereof.

3.1.20.1                 As of the date hereof, no Employee or Independent Contractor has given notice to the Company, nor does the Company otherwise have any Knowledge, that any such Person intends to terminate his or her employment or independent contractor relationship with the Company.  The Company is in compliance with all Laws concerning the classification of employees and independent contractors and has properly classified all such persons (including its engaged physicians and CRNAs) for all purposes and under all applicable Laws.

3.1.20.2                 The Company (i) is, and has at all times been, in compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment and wages and hours; (ii) has withheld and reported all amounts required by Law or by agreement to be withheld and reported from the wages, salaries and other payments to employees; (iii) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund or to any governmental or administrative Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the normal course of business and consistent with past practice).  There are no pending, threatened or reasonably anticipated claims or actions against the Company under any worker’s compensation policy or long-term disability policy.

3.1.20.3                 No work stoppage or labor strike against the Company is pending, threatened or reasonably anticipated.  The Company is not involved in or, to the Knowledge of the Company, is not threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Employee, including, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in material liability to the Company.  The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act.  The Company is not currently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to its employees and no collective bargaining agreement or union contract is being negotiated by the Company.  The Company has not incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

3.1.21                     Insurance.  The Company currently has in force the policies of insurance relating to the Business and its assets set forth on Schedule 3.1.21.  Each of the Company’s employed or engaged physicians and CRNAs maintains professional liability insurance with no less than $1,000,000/$3,000,000 coverage limits.  All such policies of insurance are in full force and effect and the Company (including each of its employed or engaged physicians and CRNAs) is not in default, whether as to the payment of premium or otherwise, under the terms of any such policy.  Such policies (i) constitute insurance for all risks normally insured against by businesses, entities, and persons in the same line of Business as the Company (including each of its employed or engaged physicians and CRNAs), (ii) can be canceled without penalty, and (iii) are sufficient for compliance with all agreements to which the Company (or any of its employed or engaged physicians and CRNAs with respect to the Business) is a party.  No notice of cancellation or indication of an intention not to renew any insurance policy has been received by the Company or to the Knowledge of the Company, any of its employed or engaged physicians or CRNAs.  There are no current and open or known claims related to the Business or, to the Knowledge of the Company, with respect to any employed or engaged physician or CRNA, under any such policies.  The Company has not received any written claims made against the Company (or any of its employed or engaged physicians and CRNAs) nor, to the Knowledge of the Company are there any events which are reasonably likely to give rise to a claim against the Company (or any of its employed or engaged physicians and CRNAs), whether or not covered by insurance.

3.1.22                     Compliance with Environmental Laws.  The Company and the Business are in compliance with all applicable Environmental Laws.  The Company is not required to obtain any permits, licenses and other authorizations for the conduct of the Business under any federal, state and local laws and the regulations promulgated thereunder relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of hazardous substances, materials or wastes (collectively, “Hazardous Wastes”) into the environment (including, without limitation, ambient air, surface water, ground water, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Wastes (collectively, “Environmental Laws”). There are no pending or, to the Knowledge of the Company, threatened investigations, actions or proceedings of any nature involving the Company or the Business or the properties leased by it or otherwise arising under any Environmental Laws.

3.1.23                     Compliance.

3.1.23.1                 The Company is not in violation of any Laws, decrees or ordinances applicable to the Business, the Company or the Purchased Interests, including, without limitation, any Laws pertaining to any Government Program, HIPAA or HI-TECH.  None of the Company (nor any of its employed or engaged physicians and CRNAs), the Seller or the Seller Owner has received or entered into any citations, complaints, consent orders, compliance schedules, or other similar enforcement orders or received any written notice from any governmental Authority or any other written notice that would indicate that there is not currently compliance with all such legal requirements with respect to the Business, the Company (or any of its employed or engaged physicians and CRNAs) or the Purchased Interests.  No event has occurred which, with either the giving of notice, the passage of time, or both, would constitute grounds for a violation, order or deficiency with respect to any of the foregoing.  The Company and any affiliate have not engaged in any activities which are prohibited under 42 U.S.C. § 1320a-7b, 42 U.S.C. § 1395nn or 31 U.S.C. § 3729-3733 (or other federal or state statutes related to false or fraudulent claims) or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations.

3.1.23.2                 None of the Company, any of Company’s affiliates nor their respective representatives, physicians or CRNAs (or other professionals) (i) is currently, or has ever been, excluded, suspended, debarred, or otherwise ineligible to participate in any Governmental Program (including Medicare, Medicaid and Tricare), (ii) has been convicted or indicted of a crime relating to the provision of health care, or (iii) has been reinstated to participate in any such governmental program after a period of exclusion, suspension, debarment or ineligibility.

3.1.23.3                 The Company has queried the following databases with respect to each of its physicians or CRNAs (or other professionals): (a) the General Services Administration List of Parties Excluded from Federal Programs and (b) the Department of Health and Human Services, Office of Inspector General, list of Excluded Individuals and Entities.

3.1.23.4                 Each physician, CRNA and other professional employed or engaged by the Company maintains status as a participating provider in, and accepts assignment for payment under, Medicare and Medicaid and participates in each private reimbursement program, including any health maintenance organization and preferred provider organization, in which the Company has directed such individual to participate.

3.1.23.5                 The Company compensates professionals providing medical services under the PSA Contracts in a manner that is commercially reasonable and consistent with fair market value for services and services actually provided and that does not vary with, reflect or relate, directly or indirectly, to either the volume or value of any actual or anticipated referrals to, or other business generated for, the Facilities.  All such compensation arrangements comply with, or do not violate, applicable laws, regulations and interpretations thereof.

3.1.23.6                 All of the Accounts Receivables arose in the ordinary course of the Company’s Business, in connection with bona fide transactions for medical services provided by the Company under the PSA Contracts and in compliance with all applicable Laws.

3.1.24                     Dealing with Affiliates.  None of the Company, the Seller or the Seller Owner or any other affiliate of the Company or the Seller has any interest in any property (whether real, personal or mixed and whether tangible or intangible) currently used in or pertaining to the Business.  Schedule 3.1.24 sets forth a complete list, including the parties, of all oral or written agreements and arrangements to which the Company is or has been a party, at any time and to which any one or more of the Seller, the Seller Owner or any other affiliate of the Company or the Seller or the Seller Owner is also a party.

3.1.25                     No Subsidiaries.  Except as set forth on Schedule 3.1.25, there is no corporation, general partnership, limited partnership, limited liability company, joint venture, association, trust or other entity or organization which the Company controls, or has controlled, or in which the Company owns or owned equity interest or any other interests.  There are no outstanding contractual obligations of the Company to acquire any outstanding shares of capital stock or other ownership interests of any corporation, partnership or other entity.

3.1.26                     Intellectual Property.  All copyrights, patents, trade secrets, trademarks, service marks, or other intellectual property or proprietary rights associated with any ideas, concepts, techniques, inventions, processes or works of authorship developed or created by any employee or independent contractor during the course of their performing work for the Company, and any other work product conceived, created, designed, developed or contributed to by each such person during the course of his or her employment or engagement with the Company that relates in any way to the Business (collectively, the “Work Product”) belongs exclusively to the Company, and such Work Product shall be transferred to Buyer as of the Closing.

3.1.27                     Changes in Third-Party Payors.  Except as set forth on Schedule 3.1.27, none of the Company, the Seller nor the Seller Owner has received notice, nor to the Knowledge of the Company, is any such notice threatened, that any health plan, insurance company or other third-party payor which is currently doing business with the Company intends to terminate, limit, restrict or amend in any material respect its current relationship with the Company or change its current reimbursement rates or amounts

3.1.28                     Release of Claims.  Each of the Seller and the Seller Owner represents and warrants that, as of the Closing, he or it (and its affiliates) has no claims (direct or indirect) against the Company (either individually or as a member of the Company or shareholder of the Seller), arising under any contract or agreement (regardless of whether written or oral), Law, tort or otherwise, other than his or its rights, if any, under this Agreement and the Collateral Agreements.

3.1.29                     Full Disclosure.  No representation or warranty of the Seller, the Company or the Seller Owner contained herein, or information with respect to the Seller, the Company or the Seller Owner contained herein, or in any statement, certificate or other schedule furnished to Buyer by the Seller, the Company or the Seller Owner pursuant hereto or in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not false or misleading.

3.1.30                     Other Acquisition.  The Seller, the Company and the Seller Owner acknowledge and confirm that the purchase price to be paid with respect to the Other Acquisition pursuant to the Other Acquisition Agreement has been separately negotiated with the selling party therein.  The Seller, the Company and the Seller Owner further acknowledge and confirm that no representations or warranties have been made by Buyer or any of its affiliates or representatives to any of the Seller, the Company or Seller Owner with respect to any purchase price or other amounts to be paid in connection with the Other Acquisition Agreement and all decisions of the Seller, the Company and the Seller Owner to enter into this Agreement and the Collateral Agreements, and to sell the Purchased Interests pursuant to the terms hereof, have been made based on the terms hereof and without regard to any expectation or understanding by any of them as to the amounts being paid pursuant to the Other Acquisition Agreement.

3.2          Representations and Warranties of Buyer.  Buyer hereby represents and warrants to the Seller, the Company and the Seller Owner that each of the following representations and warranties are true as of the date of this Agreement, and unless otherwise expressly set forth herein, as of Closing.

3.2.1                       Organization and Valid Existence.  Buyer is a corporation liability duly organized, validly existing and in good standing under the laws of the State of Georgia and has all necessary power, authority and capacity to enter into this Agreement and carry out its obligations hereunder, to own, manage and lease its property and assets, and to carry on its business as presently conducted by it.

3.2.2                       Authority, Approval and Enforceability.  This Agreement has been duly executed and delivered by Buyer and Buyer has all requisite corporate power to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered by it in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform its obligations hereunder and under the Collateral Agreements.  The execution, delivery and performance by Buyer of this Agreement and the Collateral Agreements have been duly and validly authorized by proper corporate action (including all necessary shareholder approval).  This Agreement and each Collateral Agreement to which Buyer is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Buyer enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or affecting the rights of creditors in general.

3.2.3                       Absence of Conflicting Agreements.  Buyer is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, order, judgment, decree or Law which would be violated, contravened or breached by, or under which any default would occur, as a result of the execution and delivery of this Agreement by Buyer or the consummation of any of the transactions described herein.

3.3          No Broker.  Each of the Parties represents and warrants to each other Party that all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on among them directly and without the intervention of any other Person in such manner as to give rise to any valid claims against any of the Parties for a brokerage commission, finder’s fee or other like payment.

3.4          Non-Waiver.  No investigations made by or on behalf of Buyer at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Seller, the Company or the Seller Owner herein or pursuant hereto.

3.5          Nature and Survival of Representations, Warranties and Covenants.  All statements contained in any certificate or other instrument executed and delivered by or on behalf of a Party pursuant to or in connection with the transactions described in this Agreement shall be deemed to be made by such Party hereunder.  All representations, warranties, covenants and agreements contained herein on the part of each of the Parties shall survive the Closing, the execution and delivery hereunder of transfer instruments and other documents and payment of all consideration therefor, subject to Section 6.5.2.

4.                                      CONDITIONS PRECEDENT TO THE PERFORMANCE OF THE OBLIGATIONS OF BUYER, THE SELLER, THE COMPANY AND THE SELLER OWNER

4.1          Buyer’s Conditions.  The obligation of Buyer to complete the Acquisition hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of Buyer or its affiliates and may be waived by Buyer or its affiliates in whole or in part).

4.1.1                       Compliance with Agreement.  The Seller, the Company and the  Seller Owner shall have performed and complied in all material respects with each of its obligations under this Agreement which are to be performed or complied with by it prior to or at the Closing.

4.1.2                       Receipt of Closing Documentation.  All documentation relating to the due authorization and completion of the Acquisition and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Seller, the Company or the Seller Owner of their obligations under this Agreement shall be satisfactory to Buyer and Buyer’s legal counsel, and Buyer shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions described herein and the taking of all appropriate proceedings in connection therewith in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to Buyer and Buyer’s legal counsel.

4.1.3                       Representations and Warranties.  The representations and warranties made by the Seller, the Company and the Seller Owner in this Agreement (disregarding any qualifiers and materiality exceptions) shall be true and correct as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date, except for changes permitted or contemplated by this Agreement and except where the failure to be true and correct, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a material adverse effect to the Business or the Purchased Interests.

4.1.4                       Consents, Authorizations and Registrations.  All consents, approvals, orders and authorizations of any Persons or Authorities (or registrations, declarations, filings or recordings with any such authorities) required in connection with (i) the completion of any of the transactions described in this Agreement, (ii) the execution of this Agreement, (iii) the Closing or (iv) the performance of any of the terms and conditions hereof, as set forth on Schedule 4.1.4, shall have been obtained on or before the Closing.

4.1.5                       Other Agreements and Documents.  The agreements and documents set forth in Section 2.4 shall have been executed, certified and/or approved, as applicable, and originals thereof delivered to Buyer on or before the Closing, and the Seller, the Company and the Seller Owner shall have otherwise complied with Section 2.4.

4.1.6                       Outstanding Indebtedness Paid.  The Seller and the Seller Owner shall have caused to be paid in full on or before the Closing:  (a) any and all of the Company’s outstanding Indebtedness (including, without limitation, all of the Company Notes Payable) or have provided payoff letters from the holders of all of the Company’s outstanding Indebtedness (including, without limitation, all of the Company Notes Payable), providing that, upon payment of all of the Company’s outstanding Indebtedness, all Liens filed against the Seller or Seller’s properties shall be terminated, (b) all of the Company’s obligations with respect to trade and accounts payable and other operating expenses incurred or accrued for all periods on or prior to the Closing Date (including compensation payable to physicians and CRNAs employed or engaged by the Company), and (c) other liabilities arising from the Company’s conduct of business prior to the Closing Date, including but not limited to, those set forth on Schedule 4.1.6.  On the Closing Date and simultaneously with the Closing, the Company shall have no Indebtedness and there shall be no Liens on any of the Company’s assets.

4.1.7                       Litigation.  At and upon the Closing, there shall be no litigation, governmental investigation or proceeding pending or threatened (i) for the purpose of enjoining or preventing the consummation of any of the transactions described in this Agreement or otherwise claiming that such consummation is improper or (ii) which might adversely affect the Company, the Purchased Interests or the Business after the Closing Date.

4.1.8                       Opinion of Counsel.  Buyer shall have received an opinion of counsel to the Company in a form satisfactory to Buyer’s counsel.

4.1.9                       Resignation of Medical Director.  The Company shall have delivered evidence reasonably satisfactory to Buyer that the Seller Owner shall have resigned as the Company’s Medical Director and Manager, without liability to the Company or Buyer (including any liability for Guaranteed Amounts under the Company’s Operating Agreement), such resignations to be effective as of the Effective Time of the Closing.

4.1.10                     Tail Coverage Insurance. Buyer shall have received evidence that, effective as of the Closing Date with the premiums to be paid in full no later than five (5) days after the Closing Date by Seller, the Company shall have purchased extended reporting endorsements of five (5) years duration for all professional liability policies for the full limits of such policies covering the Company, its physicians and CRNAs (as set forth on Schedule 4.1.10) for periods prior to the Closing Date and otherwise complying in all respects with the Company’s existing insurance-related obligations under the Contracts.

4.1.11                     Credentialing.  Buyer or an affiliate of Buyer shall have completed to its satisfaction the credentialing process for each of the physicians, CRNAs and other clinical personnel to be employed or otherwise engaged by Buyer following the Closing in connection with this Agreement.

4.1.12                     Other Acquisition Agreement and Consummation of the Other Acquisition.  The Other Acquisition Agreement, together with the other documentation required thereunder, shall have been executed and delivered by the parties thereto and the Other Acquisition shall be consummated contemporaneously herewith but effective immediately following the consummation hereof.

4.1.13                     Financing.  Buyer shall have received third party financing in an amount sufficient to consummate the transactions contemplated hereby and by the Other Acquisition Agreement on terms acceptable to Buyer.

4.1.14                     Due Diligence.  Buyer shall have completed its due diligence review of the Company with results reasonably satisfactory to Buyer.

4.1.15                     Approval of Boards of Directors.  The execution, delivery and performance of this Agreement and the Collateral Agreements shall have been approved by Buyer’s sole stockholder and director and the Board of Directors of CRH.

4.2          The Seller’s, the Owner’s and the Seller Owner’s Conditions.  The obligations of the Seller, the Company and the Seller Owner to complete the Acquisition hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing, of each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Seller Owner and the Seller and may be waived by them in whole or in part).

4.2.1                       Receipt of Closing Documentation.  All documentation relating to the due authorization and completion of the Acquisition and all actions and proceedings taken on or prior to the Closing in connection with the performance by Buyer of its obligations under this Agreement shall be satisfactory to the Seller and the Seller’s legal counsel, and the Seller shall have received copies of all such documentation or other evidence as they may reasonably request in order to establish the consummation of the transactions described herein and the taking of all appropriate proceedings in connection therewith in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Seller and the Seller’s legal counsel.

4.2.2                       Other Acquisition Agreement and Consummation of the Other Acquisition.  The Other Acquisition Agreement, together with the other documentation required thereunder, shall have been executed and delivered by the parties thereto and the Other Acquisition shall be consummated contemporaneously herewith but effective immediately following the consummation hereof.

4.2.3                       Other Agreements and Documents.  The agreements and documents set forth in Section 2.5 shall have been executed, certified and/or approved, as applicable, and originals thereof delivered to the Seller on or before the Closing.

5.                                      OTHER COVENANTS OF THE PARTIES

5.1          Restrictive Covenants.  As a material and valuable inducement for Buyer to enter into this Agreement, pay and deliver the Acquisition Consideration and consummate the transaction provided for herein, and in order to protect the goodwill acquired by Buyer, the Seller and the Seller Owner agree to the restrictions set forth in this Section 5.1.

5.1.1                       Non-Competition.  Each of the Seller and the Seller Owner agrees that during the Restricted Period the Seller and the Seller Owner will not, without the prior written consent of Buyer, engage directly or indirectly in providing medical services, in the Specialty, either as a shareholder, member, officer, director, partner, employee, independent contractor, owner, or in any other comparable capacity, to any ambulatory surgical centers affiliated with or owned or operated by gastroenterologists or any gastroenterology medical practice within thirty (30) miles of any health care facility or office at which GAA rendered professional services in the Specialty as of the Closing (“Restricted Area”).  The “Restricted Period” shall mean and include a period of seven (7) years, from the Closing Date. Nothing in this Section 5.1.1 shall prohibit the Seller and Seller Owner from (a) performing management and billing services to those medical practices listed on Schedule 5.1.1, (b) owning those medical practices listed on Schedule 5.1.1 or (c) performing billing and collection services (as opposed to management services) within the Restricted Area.  Nor will Seller or the Seller Owner during the Restricted Period directly or indirectly consult, own, invest in, finance, or assist any physician or group of physicians to directly or indirectly own, acquire, operate any anesthesia medical practice providing anesthesia services similar to the anesthesia services provided by Company, to or for any ambulatory surgical center affiliated with a gastroenterology practice in the Restricted Area. Each of the Seller and the Seller Owner agrees that they will not at any time, in any fashion, form or manner, unless specifically consented to in writing by Buyer, either directly or indirectly, use or divulge, disclose, or communicate to any person, firm or corporation, in any manner whatsoever, any confidential information of any kind, nature, or description, including that which is a part of the goodwill, concerning any matters affecting or relating to the Business, except as necessary to provide patient care and subject to applicable Law.

5.1.2                       Non-Solicitation of Employees or Contractors.  Each of the Seller and the Seller Owner agrees that during the Restricted Period, the Seller and the Seller Owner will not, without the prior written consent of Buyer, directly or indirectly, as an individual or on behalf of a firm, corporation, partnership or other legal entity, solicit for employment or engagement or endeavor in any way to entice or lure away from employment or engagement with Buyer or its affiliates, or hire or offer to hire, or engage any individual who within the prior six (6) months is or was an employee, contractor, officer, director or agent of Buyer or its affiliates (including Company, after the Closing). This Section 5.1.2 shall not apply to the employment or engagement of [REDACTED].

5.1.3                       Specific Performance.  It is recognized and hereby acknowledged by the Parties hereto that a breach or violation by either of the Seller or the Seller Owner or any of their affiliates of any or all of the covenants and agreements contained in this Section 5.1 would cause irreparable harm and damage to Buyer or an affiliate of Buyer in a monetary amount which may be virtually impossible to ascertain.  As a result, each of the Seller and the Seller Owner recognizes and hereby acknowledges that Buyer or an affiliate of Buyer shall be entitled to (a) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision and (b) an injunction from any court of competent jurisdiction enjoining and restraining any breach or violation of any or all of the covenants and agreements contained in this Agreement by either of the Seller or the Seller Owner and/or their associates, affiliates, partners or agents, either directly or indirectly, (without the need to post bond), and that such rights shall be cumulative and in addition to whatever other rights or remedies Buyer or an affiliate of Buyer may possess hereunder, at law or in equity.  THE RESTRICTIVE COVENANTS IN THIS SECTION HAVE BEEN NARROWLY TAILORED TO PROHIBIT THE SELLER AND THE SELLER OWNER FROM WORKING IN COMPETITION WITH BUYER WITHIN THE LIMITED GEOGRAPHIC AREA DESCRIBED ABOVE.

5.1.4                       Tolling.  The foregoing Restricted Period shall be tolled and extended for any period(s) of time during which either of the Seller Owner or the Seller is in breach of his or its obligations under this Section 5.1 and the enforcement of the covenants is being litigated or arbitrated, including any appeal or confirmation proceedings, provided that either the outcome of such litigation or arbitration is to enforce, in whole or in part, such covenants or the Seller Owner or the Seller in question voluntarily cease the breaching activity following the commencement of such enforcement filing.

5.1.5                       Survival; Beneficiaries; Assistance.  The provisions of this Section 5.1 shall survive the termination of this Agreement and are expressly intended to benefit and be enforceable by Buyer and other affiliated entities of Buyer, which are made express third party beneficiaries hereof.  In addition, neither of the Seller Owner or the Seller may assist others in engaging in any of the foregoing restrictive activities.

5.1.6                       Review.  The Seller and the Seller Owner has each carefully read and considered the provisions of this Section 5.1, and having done so, agrees that the restrictions set forth in this Section 5.1 (including the time period of the restrictions and the geographical areas of restrictions set forth herein) are fair and reasonable and are reasonably required for the protection of the interests of Buyer or an affiliate of Buyer.  In the event that, notwithstanding the foregoing, any part of the covenants set forth in this Section 5.1 shall be held to be invalid or unenforceable by a court of competent jurisdiction, the Parties hereto agree that such invalid or unenforceable provision(s) shall be construed in a manner that renders such provisions enforceable to the maximum extent possible and, if such construction is not possible, such invalid or unenforceable provision(s) may be severed from this Agreement without, in any manner, affecting the remaining portions hereof (all of which shall remain in full force and effect).  In the event that any provision of this Section 5.1 related to time period or areas of restriction shall be declared by a court of competent jurisdiction to exceed the maximum time period, area or activities such court deems reasonable and enforceable, said time period or areas of restriction shall be deemed modified to the minimum extent necessary to make the geographic or temporal restrictions or activities reasonable and enforceable.

5.1.7                       Independence.  All covenants in this Section 5.1 shall be construed as an agreement independent of any other provision of this Agreement or any other Collateral Agreement or other transaction document, and the existence of any claim, cause of action or defense of the Seller Owner or the Seller against Buyer or its affiliates, whether predicated on this Agreement or otherwise, shall not constitute a defense to enforcement by Buyer or any of its affiliates of such covenants.

5.2          Post-Closing Access for Records Review.  With respect to post-Closing access, the Parties agree as follows:

5.2.1                       Post-Closing Access to the Seller Owner and Seller.  Until the date which is seven (7) years following the Closing Date, Buyer will give the Seller and the Seller Owner access to (and the right to make copies thereof at the Seller Owner’s or Seller’s own expense) the books, files and records of Buyer solely to the extent they relate to the events arising on or prior to the Closing Date with respect to the Business.  Any review or access permitted to the Seller Owner and the Seller under this Section shall be conducted by the Seller Owner or Seller in good faith, with a reasonable purpose and in a manner so as not to interfere unreasonably with the operations of Buyer following the Closing.

5.2.2                       Post-Closing Access to Buyer.  Until the date which is seven (7) years following the Closing Date, the Seller Owner and the Seller will give to Buyer free and unrestricted access to (and the right to make copies thereof at Buyer’s own expense) the books, files, records and tax returns of the Seller and the Seller Owner as to events arising prior to the Closing Date with respect to the Company and the Business (and shall cause IPS to give Buyer access to the books and records of IPS related to the Company); provided, however, nothing in this Section shall require the Seller or the Seller Owner to disclose or grant Buyer access to any information protected by the attorney-client privilege or the attorney work product doctrine.  Each of the Seller Owner and the Seller covenant and agree that they will not destroy or dispose of such books, files, records or tax returns prior to the date which is seven (7) years following the Closing Date.  Following expiration of such seven (7) year period, the Seller Owner and the Seller will provide Buyer with sixty (60) days advance notice of their intent to destroy or dispose of such materials, and during said sixty (60) day period, Buyer will have the right to take possession of said materials at its sole expense.  Any review or access permitted to Buyer under this Section shall be conducted by Buyer in good faith, with a reasonable purpose and in a manner so as not to interfere unreasonably with the operations of the Seller Owner and the Seller following the Closing.

5.3          Bank Accounts, Open Checks.  From and after the Closing Date, the Seller and the Seller Owner will cooperate with and assist Buyer and the Company, as and to the extent reasonably requested, in making or effecting changes to the bank accounts of, or for the benefit of, the Company (including all lockbox accounts), including, without limitation, for purposes of designating new authorized signatories for such accounts.  At the Closing, there shall remain in the Company’s checking accounts sufficient funds on hand to satisfy all of the Company’s then outstanding, unpaid checks written prior to the Closing Date. A true and complete list of all bank and investment accounts of, or for the benefit of, the Company (including all lockbox accounts) is set forth on Schedule 5.3, along with the authorized signatories to each such account.

5.4          At-Will Employees.  The Company, Buyer or one of their affiliates shall offer continued at will employment to each person listed on Schedule 5.4, provided that all compensation, bonuses and benefits owed to such persons in respect of periods prior to the Closing Date shall have been paid by the Company prior to the Closing or binding arrangements therefor have been made to the satisfaction of Buyer.

5.5          Tax Matters.  In connection with Tax matters, the Parties agree as follows:

The Seller Owner shall cause to be prepared, at Seller’s sole expense, and cause to be filed all Tax Returns required to be filed by the Company for all periods ending prior to the Closing Date (“Pre-Closing Periods”) and pro forma Tax Returns for any Tax period of the Company that begins before the Closing Date and ends after the Closing Date (“Straddle Period”) as if such Straddle Period ended immediately prior to the Closing Date (“Pro Forma Returns”), provided that in the case of income Tax Returns, the Company is a disregarded entity (as a limited liability company owned by a single member) and thus no income Tax Returns will be required to be prepared by Company (since Seller will file the applicable income Tax returns).  To the extent reasonably practicable and permitted by applicable Tax law, all such Tax Returns shall be prepared in accordance with past practice insofar as they relate to the Company.  Prior to filing any such Company Tax Returns for any Pre-Closing Periods, the Seller Owner shall provide drafts of such Tax Returns for review and comment by Buyer not more than forty-five (45) days after the Closing. The Seller Owner shall deliver Pro Forma Returns not more than forty-five (45) days after the Closing along with all work papers associated with such Pro Forma Returns.  The Seller Owner shall make such changes to any such Tax Returns for Pre-Closing Periods or Pro Forma Tax Returns as reasonably requested by Buyer if such changes are both (a) in accordance with applicable Tax law, rules and regulations and (b) not inconsistent with the Company’s past practices that were and still are lawful, and reasonably appropriate, under the circumstances.  Buyer shall, and shall cause the Company to, cooperate with the Seller Owner in connection with the preparation, execution and filing of such Tax Returns for all Pre-Closing Periods and the Pro Forma Returns.  All unpaid obligations of the Company with respect to any Pre-Closing Taxes of the Company for the Straddle Period, hypothetically assuming that the Straddle Period ended on the day immediately prior to the Closing Date, shall be estimated by the Seller Owner and shall be paid to the Company by Seller or the Seller Owner upon request of Buyer.

Buyer shall prepare or cause to be prepared and file or cause to be filed, at its own expense, any Tax Returns for any Straddle Periods. The Seller Owner acknowledges that Buyer will be entitled to rely on the Pro Forma Returns in preparing the actual Tax Return for such Straddle Period.  Any Taxes due or payable by the Company for a Straddle Period shall be apportioned as determined from the books and records of the Company as follows: (i) the amount of any Taxes based on or measured by income, revenues or receipts of the Company for the Straddle Period shall be determined based on an interim closing of the books as of the end of the day immediately preceding the Closing Date, (ii) the amount of any employment or similar Taxes of the Company based on the payment of wages, salaries or other compensation amounts by or on behalf of the Company shall be treated as attributable to the date on which the compensation that gave rise to the Tax was earned and allocated between Pre-Closing Taxes and other Taxes based on an interim closing of the books as of the day immediately preceding the Closing Date, and (iii) the amount of any other Taxes of the Company for a Straddle Period shall be apportioned and treated as Pre-Closing Taxes based on the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period through the day immediately preceding the Closing Date and the denominator of which is the total number of days in the taxable period.

Buyer shall prepare or cause to be prepared, at its own expense, and file or cause to be filed all Tax Returns required to be filed by the Company after the Closing Date for all periods beginning on or after the Closing Date (“Post-Closing Periods”).

In connection with Tax matters, the Parties agree as follows:

5.5.1                       All Parties shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 5.5 and preparing for and conducting any audit, litigation or other proceeding with respect to Taxes.  For the avoidance of doubt, Buyer shall cause the Company to execute and deliver to the Seller Owner for filing the Company’s Tax Returns for Pre-Closing Periods that have not been filed before the Closing Date.  Such cooperation shall further include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer and the Company, on the one hand, and the Seller Owner, on the other hand, agree (a) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before, or ending on or before, the Closing Date until the expiration of the applicable federal, state or other statute of limitations regarding Taxes and Tax Returns for such periods (and, to the extent notified by another Party, any extensions thereof), and to abide by all record retention agreements entered into with any Authority relating to Taxes, and (b) to otherwise deal with such records in accordance with the applicable provisions of Section 5.2 hereof.

5.5.2                       All Parties further agree, upon request and at the expense of the requesting Party, to use their commercially reasonable best efforts (not including the incurrence of expense unless reimbursed by the requesting Party) to obtain any certificate or other document from any Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby) as long as such mitigation, reduction or elimination of Tax does not result in a corresponding increase in Tax that could be imposed on the Party to whom the request is made.

5.5.3                       For the avoidance of doubt, without the prior written consent of Buyer (which shall not be unreasonably withheld or delayed), the Seller shall not be entitled to make or change any election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such action or omission would have the effect of increasing the present or future Tax liability or decreasing any present or future Tax asset of the Company, Buyer or any affiliate of Buyer.

5.6          Employee Benefit Matters.

The Seller shall be responsible for all employee and independent contractor wages, benefits (including any payments for accrued vacation or sick pay, unemployment compensation, employment taxes, health claims or similar payments), severance pay obligations, any liability and responsibility for fulfilling all federal and/or state COBRA and continuation of coverage requirements with respect to the Company’s current and/or former employees and contractors and all other employee-related costs arising as a result of any events, acts (or failures to act) prior to Closing and as a result of any terminations contemplated hereby, whether or not disclosed on the Disclosure Schedules.  In the event that Buyer incurs any liability or cost in respect of its obligation for fulfilling any federal and/or state COBRA and continuation of coverage requirements with respect to the Seller’s current or former employees or contractors (other than employees, if any, who continue employment with Buyer immediately following the Closing), the Seller and the Seller Owner shall reimburse Buyer for such liability or cost.

5.7          Certain Matters Pending Closing.

5.7.1                       Buyer and its authorized agents, officers and representatives shall have reasonable access to the Company to conduct such examination and investigation of the Business and the Company as they deem reasonably necessary, provided that such examinations shall be during normal business hours and shall not unreasonably interfere with the Company’s normal business operations and activities.  The Company shall, and shall cause the Company’s representatives to (a) afford Buyer and its representatives access to properties, books, records, accounts and documents, (b) as reasonably requested by Buyer, furnish Buyer and its representatives with copies of such books, records, accounts and documents, (c) furnish Buyer and its representatives with such additional financial, operating, and other data and information, all of or relating to the Business and its operations and all as Buyer may reasonably request and (d) afford Buyer and its representatives access to IPS’s properties, books, records, accounts and documents and employees, in each case with respect to services provided on behalf of the Company; provided, however, nothing in this Section shall require the Seller or the Seller Owner to disclose or grant Buyer access to any information protected by the attorney-client privilege or the attorney work product doctrine.

5.7.2                       Buyer and the Company will cooperate in all reasonable respects in connection with giving notices to any governmental body, or securing the permission, approval, determination, consent or waiver of any governmental body, required by Law in connection with the transfer of the Purchased Interests from Seller to Buyer.

5.7.3                       All Tax Returns required to be filed by the Seller or Company with respect to the Business prior to the Closing Date or relating to periods prior to the Closing Date will be timely filed when due with the appropriate governmental agencies or extensions will have been properly requested and all Taxes pertaining to operation of the Business prior to the Closing Date will be paid by the Seller when due and payable.

5.7.4                       From and after the date hereof and prior to the Closing, the Company shall (i) operate the Business in the ordinary course of business consistent with past practices; (ii) not take or agree to take any action inconsistent with the foregoing or inconsistent with the consummation of the Closing as contemplated by this Agreement; (iii) not, without Buyer’s prior written consent, enter into, or become obligated under, any agreement or commitment on behalf of the Company with respect to the Business or the Purchased Interests; (iv) not incur any Indebtedness for borrow money; and (v) provide prompt written notice of the occurrence of any act, action, event or circumstance which would violate any representation and warranty contained in Section 3.1, would cause any representation and warranty in Section 3.1 to become incomplete or untrue in any respect; or could reasonably result in a material adverse effect with respect to the Business or the Purchased Interests.

5.8          Exclusivity.  The Company, the Seller and the Seller Owner agree and covenant that until Closing or this Agreement is terminated in accordance with its terms, none of the Seller, the Seller Owner, the Company nor anyone acting on behalf of the Company, the Seller or the Seller Owner, shall, directly or indirectly, solicit or initiate discussions concerning, or enter into negotiation with or furnish information that is not publicly available to, any Person concerning any proposal for a merger, sale of assets, sale of membership interests or other takeover or Business combination transaction involving the Business or the Purchased Interests (a “Competing Sale”) and will notify Buyer immediately in writing if the Company, the Seller or the Seller Owner receives a written proposal with respect to any of the foregoing transactions.  The Company, the Seller and the Seller Owner represent that none of the Company, the Seller nor the Seller Owner is a party to, or bound by, any agreement with respect to such a Competing Sale.

5.9          Collection of Accounts Receivable.  From and after the Closing, Buyer shall use its commercially reasonable efforts to cause the Company and IPS, pursuant to that certain Billing Services Agreement entered into by and among IPS, [REDACTED] and the Company and dated as of November 1, 2012 and that certain Termination Agreement dated as of November 30, 2014 pursuant to which the foregoing billing services agreement is being terminated, to bill for services provided by the Company prior to the Closing Date and to collect, in the ordinary course, the Accounts Receivable attributable to services provided by the Company prior to the Closing Date (collectively, the “Pre-Closing Accounts Receivable”).  The

Company shall have no obligation to file collection actions or lawsuits with respect to any such Pre-Closing Accounts Receivable attributable to services provided by the Company prior to the Closing Date; nor shall the Company have any liability to Seller or Seller Owner (or [REDACTED] or IPS) for any failure by IPS to timely bill for services provided by the Company prior to the Closing Date or to collect any such Pre-Closing Accounts Receivable attributable to services provided by the Company prior to the Closing Date.  This Section shall not apply with respect to any billing for services provided by the Company on or after the Closing Date or any Accounts Receivable attributable to services provided by the Company on or after the Closing Date (“Post-Closing Accounts Receivable”).

5.9.1                       The Company shall pay to Seller, solely from Pre-Closing Accounts Receivable collections, by the tenth (10th) day of each calendar month, with respect to the immediately preceding calendar month (which calendar month begins after the Closing Date), an amount equal to the positive difference (if any) between (a) the aggregate of the Pre-Closing Accounts Receivable collected by IPS during such immediately preceding calendar month minus (b) the aggregate of the Management Fees payable to [REDACTED] pursuant to that certain Management Services Agreement entered into by and among [REDACTED] and the Company and dated as of November 1, 2012 (subject to that certain Termination Agreement dated as of even date herewith pursuant to which such foregoing Management Services Agreement is being terminated).  An example of the intended application of this Section 5.9.1 in conjunction with the application of Section 5.8 of the Other Acquisition Agreement, relating to the collection of Pre-Closing Accounts Receivable) is set forth in the Accounts Receivable Worksheet attached hereto as Exhibit H.  For avoidance of doubt, in no event will Company (or Buyer) owe any amounts to Seller under this Section 5.9 other than from Pre-Closing Accounts Receivable collections.

5.9.2                       Each monthly payment shall include a breakdown showing, in reasonable detail, the determination of the amount payable such month by the Company to the Seller.

5.9.3                       Buyer shall not allow any Liens on the Pre-Closing Accounts Receivable.

6.                                      INDEMNIFICATION

6.1          Tax Indemnity.  The Guarantors hereby agree that they shall jointly and severally indemnify and save harmless Buyer and its affiliates and their respective directors, managers, officers, employees, and agents (collectively, including the Company following the Closing, the “Buyer Indemnified Parties”) from and against any and all Taxes relating to the operation of the Business, the practice of medicine, and the ownership of the assets of the Company and the Membership Interests, or otherwise arising out of or attributable to any liability for the Taxes of the Company, for any Pre-Closing Period and the portion of any Straddle Period ending on the day immediately preceding the Closing Date that are allocated in accordance with Section 5.5 (collectively, “Pre-Closing Taxes”), and the Guarantors agree that they shall be responsible for any and all out-of-pocket costs incurred by the Buyer Indemnified Parties with respect to such Pre-Closing Taxes, and any Taxes of any other Person imposed on the Company as a successor or transferee, by contract or agreement or pursuant to any Law.

6.2          Guarantors’ Indemnity for Acts or Omissions. Subject to the limitations and procedures set forth in this Section 6, the Guarantors hereby agree that they shall jointly and severally indemnify and save harmless Buyer and its Representatives from and against any claims, demands, actions, causes of action, damage, loss, costs, liability or expense (“Claims”) which may be brought against a Buyer Indemnified Party and/or which any of them may suffer or incur as a result of, in respect of, or arising out of (i) the acts, omissions, or other conduct of the Company or its employees, contractors or representatives, or other circumstance or event occurring or arising at or prior to Closing, with respect to the operation of the Business, the practice of medicine and/or ownership of the assets of the Company, or the Membership Interests including but not limited to matters to be addressed in the Plavin Release, (ii) the inaccuracy of any representation or warranty made by the Seller, the Company or the Seller Owner in this Agreement or any Collateral Agreement, (iii) termination of existing employment or contractor arrangements and release of Claims by and between the Company and each other person employed by or otherwise engaged by the Company (including but not limited to the terminations and releases contemplated by Section 4.1.9), (iv) the failure of any of the Company, the Seller Owner or the Seller to comply with any covenants or other commitments made by them in this Agreement or any Collateral Agreement, (v) any items listed on the Disclosure Schedules, (vi) the classification of the CRNAs and physicians as independent contractors; (vii) the Company’s Indebtedness arising at or prior to Closing; or (viii) any Lien (including, without limitation, those Liens disclosed on Schedule 3.1.8.2) or purported Lien on or with respect to the Purchased Interests.

6.3          Buyer’s Indemnity for Act or Omissions.  Subject to the limitations and procedures set forth in this Section 6, Buyer and CRH hereby agree that they shall jointly and severally indemnify and save harmless the Seller and the Seller Owner and their representatives from and against any Claims which may be brought against the Seller and the Seller Owner and their representatives and/or which any of them may suffer or incur as a result of, in respect of, or arising out of (i) the acts, omissions, or other conduct of Buyer or its employees, contractors or representatives, or other circumstance or event occurring or arising following Closing, with respect to the operation of the Business, and/or ownership of the Purchased Assets by Buyer, (ii) the inaccuracy of any representation or warranty made by Buyer in this Agreement or any Collateral Agreement, (iii) the failure of Buyer or CRH to comply with any covenants or other commitments made by them in this Agreement or any Collateral Agreement, or (iv) the Purchased Assets.

6.4          Procedure for Indemnity.  For purposes of this Section 6, a Party making a claim for indemnity is referred to as the “Indemnified Party” and the Party against whom such claim is asserted is referred to as the “Indemnifying Party.”

6.4.1                       If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party by a third party, including any taxing Authority, said Indemnified Party shall with reasonable promptness notify in writing the Indemnifying Party of such claim or demand stating with reasonable specificity the circumstances of the Indemnified Party’s claim for indemnification; provided, however, that any failure to give such notice shall not constitute a waiver of any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced as a result of such failure.

6.4.2                       After receipt by the Indemnifying Party of such notice, the Indemnifying Party shall, at its cost and expense, defend, manage and conduct any proceedings, negotiations or communications involving any claimant whose claim is the subject of the Indemnified Party’s notice to the Indemnifying Party as set forth above, and shall take all actions necessary, including but not limited to the retention of counsel reasonably satisfactory to the Indemnified Party, and the posting of such bond or other security as may be required by any Authority, so as to enable the claim to be defended against or resolved without expense or other action by the Indemnified Party, provided, however, that the Indemnifying Party shall not settle any such claim without the prior written consent of the Indemnified Party unless such settlement fully releases the Indemnified Party from all liabilities subject to such dispute and does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of the Indemnified Party.  In the event that the Indemnifying Party shall fail to initiate a defense of such claim within ten (10) days of the date of the notice to the Indemnifying Party using counsel reasonably satisfactory to the Indemnified Party, or in the reasonable judgment of the Indemnified Party (i) the Indemnifying Party is not adequately defending such claim, or (ii) any applicable insurance coverage is at risk of denial or may be impaired by reason of such defense by the Indemnifying Party, then the Indemnified Party, after five (5) days written notice to the Indemnifying Party, may retain counsel and conduct the defense of such claim as it may in its discretion deem proper, at the cost and expense of the Indemnifying Party.  Upon request of the Indemnifying Party, the Indemnified Party shall, to the extent it is compensated in advance for any expenses thereby incurred:

6.4.2.1                    take such action as the Indemnifying Party may reasonably request in connection with such action,

6.4.2.2                    allow the Indemnifying Party to dispute such action in the name of the Indemnified Party and to conduct a defense to such action on behalf of the Indemnified Party, and

6.4.2.3                    render to the Indemnifying Party all such assistance as the Indemnifying Party may reasonably request in connection with such dispute and defense; provided, however, that the Indemnifying Party shall pay any out-of-pocket costs the Indemnified Party incurs in connection with taking such actions.

6.4.3                       Notwithstanding the foregoing, the Indemnified Party shall not be obligated to take any action or assert any claim that it reasonably believes would be materially adverse to its reputation or that would threaten or restrict its ability to conduct business in the future.  The Parties agree there is no intent for any insurance coverage of any of the Parties or the Representatives to be adversely impacted or superseded by the contractual indemnity claims set forth in this Agreement.

6.4.4                       If the Indemnified Party is requested or required to pay any Taxes, and sue for a refund, the Indemnifying Party shall advance to the Indemnified Party, on an interest free basis, the amount of such claim.  If, after actual receipt by the Indemnified Party of an amount advanced by the Indemnifying Party pursuant to this Section 6.5.4, the extent of the liability of the Indemnified Party with respect to the indemnified matter shall be established by the final judgment or decree of a court or a final or binding settlement with an administrative agency having jurisdiction thereof, the Indemnified Party shall promptly pay to the Indemnifying Party any refund received by or credited to the Indemnified Party with respect to the indemnified matter (together with any interest paid or credited thereon by the taxing Authority or any recovery of legal fees from such taxing Authority).  Notwithstanding the foregoing, the Indemnified Party shall not be required to make any payment hereunder before such time as the Indemnifying Parties shall have made all payments or indemnities then due with respect to Indemnified Party pursuant to this Section 6.

6.5          Limitation on Liability.

6.5.1                       The representations, warranties and agreements of the Seller, the Company and the Seller Owner and Buyer set forth in this Agreement or in connection with the transactions contemplated hereby shall survive the Closing, subject to the limitation periods set forth in Section 6.5.2, as applicable.  Such representations, warranties, covenants and agreements shall not be affected or diminished in any way by the knowledge of a Party or any investigation (or the failure to investigate) at any time by or on behalf of the Party for whose benefit such representations, warranties or agreements were made.

6.5.2                       Other than as provided in this Section 6.5.2, or as specifically provided in any representation, warranty or agreement, all representations and warranties of the Seller, the Company and the Seller Owner and Buyer contained in this Agreement shall expire, terminate and be of no force and effect and no Party shall have any obligation to indemnify therefor unless written notice of any claim resulting from any breach thereof is received prior to the second (2nd) anniversary of the Closing Date; provided, however, that, with respect to the Seller and the Seller Owner, (a) with respect to claims resulting from a breach of any representation or warranty contained in Section 3.1.11 and/or of the obligations contained in Section 5.5 and claims for indemnity for Taxes pursuant to the indemnification obligations set forth in Section 6.1 (each, a “Tax Claim”), the time period for written notice of any such Tax Claim shall extend until ninety (90) days following the expiration of the statutory period during which any taxing Authority may bring a claim against the Seller, Buyer or any of its affiliates (including the Company post closing) for Taxes which are the subject of any such Tax Claim or, such longer statutory period if requested by the taxing Authority, (b) with respect to claims against the Seller or the Company arising out of services provided prior to the Closing Date (including malpractice claims), the time period for written notice of any such claim shall extend until ninety (90) days following the expiration of the applicable statute of limitations, and (c) with respect to (i) any claim of fraud against the Seller, the Company or the Seller Owner, (ii) any claim of fraud or other violation against the Seller or the Company that relates to state or federal government payor programs, including but not limited to Medicare, or (iii) a claim relating to a breach of any representation or warranty in Sections 3.1.2, 3.1.4, 3.1.5, 3.1.6, 3.1.8, 3.1.16, 3.1.17, 3.1.20, 3.1.23 and 3.1.28 (each, a “Fundamental Representation”), (iv) a claim resulting from a breach of any covenant for indemnity pursuant to Section 6.2, or (v) any Lien (including, without limitation, those Liens disclosed on Schedule 3.1.8.2) or purported Lien on or with respect to the Membership Interests, no such time limitation shall be applicable.

6.5.3                       Except as set forth below, the Buyer Indemnified Parties shall have no claim for indemnification hereunder unless and until the total amount of all Claims of the Buyer Indemnified Parties incurred under this Agreement or under the Other Acquisition

Agreement which would otherwise be subject to indemnification hereunder exceed Fifty Thousand Dollars ($50,000) (the “Basket Amount”); at which time the Buyer Indemnified Parties shall be entitled to recover the amount of all Claims including the Basket Amount.  The limitations on liability in this Section 6.5.3 shall not apply to (i) any claim of fraud against the Seller, the Company or the Seller Owner by the Buyer Indemnified Party, (ii) any claim arising from an intentional misrepresentation by the Seller, the Company or the Seller Owner, (iii) any claim of fraud or other violation against the Company or the Seller that relates to any state or federal government payor programs, including but not limited to Medicare and Medicaid, (iv) any lawsuits or actions pending as of the Closing Date, including without limitation those claims listed on Schedule 3.1.19, (v) any other lawsuits, actions or claims relating to events arising prior to the Closing Date whether presently known or unknown, (vi) any Tax Claim, (vii) any claim relating to a breach of a the representations and warranties in Sections 3.1.2, 3.1.4, 3.1.5, 3.1.6, 3.1.8 and 3.1.23, or (vii) any claim relating to a breach of the covenants in Section 5.5.  Furthermore, the Basket Amount also shall not apply to any obligations with respect to any Indebtedness, trade and accounts payable and other operating expenses incurred or accrued for the period prior to the Closing or with respect to any matters addressed in the Plavin Release.

6.5.4                       Notwithstanding anything to the contrary contained herein, in no event shall the aggregate liability of the Guarantors pursuant to this Section 6 exceed the sum of (i) the amount of the Acquisition Consideration paid by Buyer and (ii) the amount of the Acquisition Consideration actually paid by the buyer under the Other Acquisition Agreement.

6.6          Nature of Payments.  Any indemnity payments made under this Agreement shall be treated for Tax purposes as an adjustment to the total consideration paid for the Purchased Interests under this Agreement to the extent such characterization is proper or permissible according to relevant taxing Authorities.  In the event of such an adjustment to the consideration paid for the Purchased Interest, the parties shall prepare and file a supplemental asset acquisition statement on IRS Form 8594 in accordance with the rules under Section 1060 of the Code and the Treasury regulations promulgated thereunder.

6.7          Intentionally Omitted.

6.8          Adjustments for Insurance.  Any payment made by the Indemnifying Party to a Buyer Indemnified Party pursuant to this Section 6 shall be reduced by an amount equal to any insurance payments with respect to such Claim actually received by or for the benefit of the Buyer Indemnified Party, provided that time for payment of any indemnification claim hereunder shall not be delayed by the recovery of any such insurance proceeds.

6.9          Indemnification Provisions Survive Closing.  The provisions of this Section 6 shall survive the Closing.

6.10        CRH Guaranty.  CRH hereby agrees that it shall be jointly and severally liable for Buyer’s obligations pursuant to this Section 6.

6.11        Guarantors Guaranty.  Guarantors hereby agree that they shall be jointly and severally liable for Seller’s obligations pursuant to this Section 6.

7.                                      TERMINATION

7.1          Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, as follows:

7.1.1                       by mutual written agreement of the Seller and Buyer; or

7.1.2                       by Buyer if any of the conditions set forth in Section 4.1 of this Agreement shall not have been fulfilled by the Closing Date; or

7.1.3                       by the Seller if any of the conditions set forth in Section 4.2 of this Agreement shall not have been fulfilled by the Closing Date; or

7.1.4                       by Buyer or the Seller for any reason or no reason if the Closing has not occurred on or before December 31, 2014 and the terminating party is not then in breach of this Agreement; or

7.1.5                       by Buyer, if Buyer is not then in material breach of this Agreement and the Seller is then in material breach of this Agreement, and such breach remains uncured for ten (10) days after receipt of written notice thereof from Buyer; or

7.1.6                       by the Seller, if the Seller is not then in material breach of this Agreement and Buyer is then in material breach of this Agreement, and such breach remains uncured for ten (10) days after receipt of written notice thereof from the Seller; or

7.1.7                       by Buyer or the Seller for any reason or no reason if the Other Acquisition Agreement is terminated and the terminating party is not then in breach of such agreement.

7.2          Rights on Termination.  If this Agreement is terminated pursuant to Section 7.1 above, then except as otherwise provided herein, all further obligations of the parties under or pursuant to this Agreement shall immediately terminate without further liability of any party to the others unless the termination is as a result of a material breach hereof (or in the event the termination itself is a material breach of this Agreement), in which case the terminating (non breaching) party shall be entitled to pursue all legal and equitable claims against the breaching party.  Notwithstanding the foregoing, Buyer shall be entitled to pursue specific performance against the Seller if all conditions precedent to the Seller’s obligation to close have been satisfied or waived and Buyer is not then in breach of this Agreement and the Seller thereafter fails to close (the Seller hereby acknowledging that Buyer has no adequate remedy at law in such instance).

8.                                      CONFIDENTIALITY

8.1          Confidential Information.  In connection with entering into this Agreement, the Seller and the Seller Owner are fully aware of all terms, conditions and covenants of this Agreement and in connection with their performance of their respective obligations hereunder, the Seller and/or the Seller Owner may become aware of or come into possession of confidential, proprietary, or trade secret information, whether disclosed, directly or indirectly, verbally, in writing or by any other means in tangible or intangible form, applicable to or in any way related to: (i) the present or future business of Buyer and its affiliates (including the Company after the Closing); or (ii) the research and development of Buyer and its affiliates (“Confidential Information”).  Without limiting the generality of the foregoing, Confidential Information shall include:  (a) the development and operation of Buyer’s and its affiliates’ programs to provide services within their businesses, including information relating to budgeting, staffing needs, marketing, research, hospital relationships, surgery center relationships, physician office relationships, equipment capabilities, and other information concerning such facilities and operations and specifically including the procedures and business plans developed by Buyer and its affiliates; (b) contractual arrangements between Buyer or its affiliates and insurers or managed care associations or other payors; (c) the databases of Buyer and its affiliates; and (d) other confidential information of Buyer and its affiliates that is not generally known to the public that gives Buyer and its affiliates the opportunity to obtain an advantage over competitors who do not know or use it, including the names, addresses, telephone numbers or special needs of any of their patients, their patient lists, their marketing methods and related data, lists or other written records used in Buyer’s or its affiliates’ business, compensation paid to employees and other terms of employment, accounting ledgers and financial statements, contracts and licenses, business systems, business plans and projections, and computer programs.  The Parties agree that, as between them, the Confidential Information constitutes important, material, and confidential trade secrets that affect the successful conduct of Buyer’s and its affiliates’ business and their goodwill.  Notwithstanding the foregoing, Confidential Information shall not include any information that (i) was known by the Seller or the Seller Owner from a third party source before disclosure by or on behalf of Buyer, (ii) becomes available to the Seller, the Company and the Seller Owner from a source other than Buyer that is not bound by a duty of confidentiality to Buyer, or (iii) becomes generally available or known in the industry other than as a result of its disclosure by any of the Seller, Company or Seller Owner.  From and after the Closing, Confidential Information shall include each of the foregoing types of information that relate to the Company or the Business.

8.1.1       The Seller and the Seller Owner agree that the terms of this Agreement shall be deemed Confidential Information for purposes of this Section 8.  The Seller and the Seller Owner shall keep the terms of this Agreement strictly confidential and shall not, without the prior written consent of Buyer, disclose the details of this Agreement to any third party in any manner whatsoever in whole or in part, with the exception of the Seller’s or the Seller Owner’s representatives (such as tax advisors and attorneys) who need to know such information.

8.2          Maintenance of Confidentiality by the Seller and the Seller Owner.  The Seller and the Seller Owner jointly and severally acknowledge that (i) Buyer and its affiliates possess and will continue to possess Confidential Information as defined in this Agreement, (ii) Buyer and its affiliates will disclose such Confidential Information to the Seller, the Company and the Seller Owner in connection with the transactions contemplated by this Agreement, and (iii) such Confidential Information is of substantial value to Buyer and its affiliates and gives Buyer and its affiliates an advantage over competitors who do not know or use it.  The Seller and the Seller Owner jointly and severally agree that neither the Seller nor the Seller Owner will, at any time, in any fashion, form or manner, unless specifically consented to in writing by Buyer, either directly or indirectly, use (except for the benefit of the Business of Buyer and its affiliates after the Closing) or divulge, disclose, or communicate to any person, firm or corporation, in any manner whatsoever, any Confidential Information of any kind, nature, or description concerning any matters affecting or relating to the business of Buyer or its affiliates, except as reasonably necessary to provide patient care, subject to applicable law.  The Parties agree that any breach or threatened breach by the Seller or the Seller Owner of any term of this Section 8 is a material breach of this Agreement.  Buyer shall be entitled to temporary and permanent injunctive or other equitable relief in order to prevent or restrain any such breach or threatened breach by the Seller or the Seller Owner, or any of the Seller’s or the Seller Owner’s partners, agents, representatives, servants, independent contractors, or any and all persons or entities directly or indirectly acting for or with the Seller or the Seller Owner.  The rights and remedies of Buyer under this Section 8 shall be in addition to, and not in limitation of, any rights, remedies or damages available to it at law or equity or under any other agreement between Buyer or its affiliates on the one hand, and the Seller or the Seller Owner on the other.  In the event that the Seller or the Seller Owner is ordered to disclose any Confidential Information, whether in a legal or a regulatory proceeding or otherwise, such Seller or Seller Owner shall provide Buyer with prompt written notice of such request or order so that Buyer may seek to prevent disclosure or, if that cannot be achieved, the entry of a protective order or other appropriate protective device or procedure in order to assure, to the extent practicable, compliance with the provisions of this Agreement.  In the case of any such required disclosure, the Seller or the Seller Owner shall disclose only that portion of the Confidential Information that any such party is ordered to disclose.

8.3          Provisions Survive Closing.  The provisions of this Section 8 shall survive the Closing.

9.                                      MISCELLANEOUS

9.1          Public Notice.  Except as required by applicable law or any stock exchange, all public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall require the prior written approval of Buyer and the Seller.

9.2          Expenses.  The Seller and the Seller Owner shall be jointly and severally responsible for the fees and expenses of their (including the Company’s) respective counsel, accountants and other experts incident to the negotiation, drafting and execution of this Agreement and consummation of the transactions contemplated hereby and any and all expenses incurred by the Seller, the Company and the Seller Owner prior to the Closing.   Buyer shall be responsible for the fees and expenses of its counsel, accountants and other experts incident to the negotiation, drafting and execution of this Agreement and consummation of the transactions contemplated hereby.

9.3          Time.  Time shall be of the essence hereof.

9.4          Notices.  All notices, requests, offers, demands or other communications (collectively, “Notice”) given to or by the Parties under this Agreement shall be in writing, sent in one or more of the following methods and shall be deemed to have been duly given and received (i) if personally served on the Party to whom Notice is to be given, then on the date of service, (ii) if sent by telephonic facsimile transmission (with receipt personally confirmed by telephone), then on the date sent by facsimile if sent on a Business Day before 5:00 p.m. local time of the recipient, and if not then on the next Business Day immediately following, (iii) if sent by reputable overnight delivery service, addressed to the Party to whom Notice is to be given, then one Business Day after being properly deposited for delivery by such service, or (iv) if sent by United States mail first class, registered or certified mail, postage prepaid, addressed to the Party to whom Notice is to be given, then four (4) Business Days after being properly deposited therewith; in each case, at such Party’s address set forth as follows or to any other address or facsimile number of which Notice of the change is given to the Parties hereunder:

To Buyer:	[REDACTED].

With a copy to:	Greenberg Traurig, LLP Terminus 200 3333 Piedmont Road NE Suite 2500 Atlanta, Georgia 30305 Attn: Gary E. Snyder, Esq. Fax: (678) 553-2120

To Seller/Seller Owner:	[REDACTED]

With a copy to:	Blalock Walters, P.A. 2 N. Tamiami Trail, Suite 408 Sarasota, Florida 34236 Attn: Robert S. Stroud, Esq. Fax: (941) 745-2093

9.5          Assignment.  Neither this Agreement nor any rights or obligations hereunder may be assigned by any Party hereto without the prior written consent of all other Parties, provided that Buyer may assign its rights to an affiliate of Buyer without prior written consent of the Seller, the Company or the Seller Owner or may make a collateral assignment thereof to any lender providing financing to Buyer in connection with the transactions contemplated hereby.

Any such assignee of Buyer (other than a lender taking a collateral assignment) shall fully assume the obligations of Buyer hereunder; provided, however, in the event of any assignment (including without limitation a collateral assignment) neither Buyer nor CRH shall be released from their obligations under this Agreement or any Collateral Agreement.

9.6          Further Assurances.  The Parties hereto shall, with reasonable diligence, do all such things, provide all such reasonable assurances, and execute such additional documents or instruments as may be required by any other Party and as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.  This Section 9.6 shall survive the Closing of the transactions set forth herein.

9.7          Headings.  The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only, are not part of this Agreement and do not in any way limit or amplify the terms or provisions of this Agreement.

9.8          Integration.  This Agreement and any Exhibits and Schedules referenced herein (all of which are incorporated by reference as integral elements hereof) and the Collateral Agreements constitute the entire agreement between the Parties with respect to the subject matter contained herein and supersedes all agreements, representations and understandings of the Parties with respect to the subject matter hereof and thereof.  Notwithstanding the foregoing, the Seller Owner may have multiple agreements with Buyer or its affiliates containing restrictive covenants and all such restrictive covenants shall remain in full force and effect.

9.9          No Third Party Beneficiaries. This Agreement is entered into solely for the benefit of the Parties hereto and no term, provision or covenant hereunder shall confer or be deemed to confer a benefit on any other Person, other than as may be set forth herein.  No third party (other than a lender to Buyer) is entitled to rely on any of the representations, warranties and agreements of Buyer or the Seller, the Company or the Seller Owner contained in this Agreement.

9.10        Modification and Waiver.  No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all Parties hereto.  No waiver of any provision of this Agreement shall constitute, or be deemed to constitute, a waiver of any other provision, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the Party granting the waiver.

9.11        Governing Law.  This Agreement shall be governed by and interpreted under Georgia law, without regard to the conflict of law principles thereof.

9.12        Attorneys’ Fees; Remedies.  In the event any action at law or in equity or other proceeding (including arbitration) is brought to interpret or enforce this Agreement, or in connection with any provision of this Agreement, the prevailing party shall be entitled to its reasonable attorneys’ fees and other costs reasonably incurred in such action or proceeding. The grant of any specific remedy hereunder shall be in addition to any other remedies that would be available to a Party arising in equity or at law or under this Agreement.

9.13        Number; Gender.  Unless the context otherwise requires, the singular includes the plural and vice versa, and the masculine, feminine and neuter include each other.

9.14        Severability.  Each article, section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant or provision hereof.  Subject to Section 5.1.7, in the event that any provision of this Agreement shall finally be determined to be unlawful, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

9.15        Exhibits and Schedules.  Notwithstanding anything to the contrary herein, disclosure of a specific item in any one schedule or exhibit shall be deemed restricted only to the section of this Agreement to which such disclosure relates, except where, and to the extent that, there is an explicit cross-reference in such schedule or exhibit to another schedule or exhibit.

9.16        Recitals.  Each Party hereto acknowledges and agrees that the recitals set forth at the beginning of this Agreement are true and correct in all respects and are incorporated herein by reference.

9.17        No Party Deemed Drafter.  Each Party to this Agreement acknowledges that such Party has been represented by legal counsel in preparation of this Agreement.  If this Agreement or any provision hereof is interpreted by a court of law, no provision hereof shall be construed more harshly against any Party as drafter.

9.18        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.  Facsimile and electronic (.PDF) signatures shall be treated as if they are original signatures for all intents and purposes.

9.19        Rules of Construction.  The use in this Agreement of the term “including” means “including, without limitation.”  The words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole, including the schedules and exhibits, as the same may from time to time be amended, modified, supplemented or restated, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement.  All references to sections, schedules and exhibits mean the sections of this Agreement and the schedules and exhibits attached to this Agreement, except where otherwise stated.  The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require or permit.  Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.

9.20        Saturdays, Sundays and Legal Holidays.  If the time period by which any acts or payments required hereunder must be performed or paid expires on a Saturday, Sunday or a non-Business Day, then such time period shall be automatically extended to the close of business on the next regularly scheduled Business Day.

9.21        CRH Guaranty.  CRH hereby guarantees any and all obligations owed or owing by Buyer under this Agreement, including, but not limited to, the obligations of Buyer set forth in Section 5.9 and Section 6.

9.22        Guarantors’ Guaranty.  Guarantors hereby, jointly and severally, guarantee any and all obligations owed or owing by Seller under this Agreement, including, but not limited to, the obligations of Seller set forth in Section 6.

[Remainder of Page Intentionally Left Blank.]

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties have executed this Membership Interest Purchase Agreement as of the date first set forth above.

COMPANY:	[REDACTED]

	By:	(signed) “Redacted”
[REDACTED], Its Manager

SELLER:	[REDACTED]

	By:	(signed) “Redacted”
[REDACTED], Its President

BUYER:	[REDACTED]

	By:	(signed) “Redacted”
[REDACTED], Its President

CRH:	CRH MEDICAL CORPORATION

	By:	(signed) “Richard Bear”
Richard Bear, Its Chief Financial Officer

SELLER OWNER:

(signed) “Redacted”
[REDACTED]

GUARANTORS:	[REDACTED]

	By:	(signed) “Redacted”
[REDACTED], Its

[REDACTED]

	By:	(signed) “Redacted”
[REDACTED], Its

(signed) “Redacted”
[REDACTED]